Exhibit 99.6

8 APRIL 2019

NOVARTIS AG

ALCON INC.

TRANSITIONAL SERVICES AGREEMENT

Table of Contents

1.	Relationship Management	1

2.	Integration	3

3.	Provision of Services	8

4.	Separation and Information Technology Risk Control	10

5.	General Obligations	14

6.	Dependencies	16

7.	Third Party Suppliers	16

8.	Shared Premises	19

9.	Record Keeping	19

10.	Compliance with Laws	20

11.	Intellectual Property Rights	20

12.	Service Charges and Payment	21

13.	Employee Accounts	24

14.	Tax	25

15.	Warranty as to Capacity	26

16.	Liability	26

17.	Term	29

18.	Termination	31

19.	Brazil	32

20.	Consequences of Termination	33

21.	Data Protection	33

22.	Change Management	36

23.	Confidentiality	37

24.	Force Majeure	38

25.	Local Service Agreements	39

26.	Notices	40

27.	Miscellaneous Provisions	41

28.	Governing Law	44

Schedule 1 Definitions and Interpretation		46

ii

Schedule 2 Employees	55

iii

TRANSITIONAL SERVICES AGREEMENT

dated 8 April 2019

PARTIES:

(1)                                 NOVARTIS AG, a corporation (Aktiengesellschaft) incorporated in the Canton of Basel Stadt, Switzerland with enterprise identification number (UID) CHE-103.867.266 and its registered office at Lichtstrasse 35, 4056 Basel, Switzerland (Novartis); and

(2)                                 ALCON INC., a corporation (Aktiengesellschaft) incorporated in the Canton of Fribourg, Switzerland with enterprise identification number (UID) CHE-234.781.164 and its registered office at Rue Louis-d’Affry 6, 1701 Fribourg, Switzerland (Alcon),

(each a Party and, together, the Parties).

Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 1 (Definitions and Interpretation).

Whereas:

A.                          The parties have entered into a Separation and Distribution Agreement dated as of 8 April 2019 (the Separation Agreement) to implement the separation of the Alcon Business from the Novartis Business.

B.                          Following the consummation of the transactions contemplated by the Separation Agreement, the Service Recipient requires the Service Provider to provide, or procure the provision of, the Services to the Service Recipient Group.

C.                          Subject to the terms of this Agreement, the Service Provider has agreed to provide, or procure the provision of, the Services to the Service Recipient Group and the Service Recipient has agreed to accept and pay, or procure payment, for the Services.

D.                          The parties have also agreed to co-operate in the implementation of the Integration Plans and the Integration Projects on the terms of this Agreement.

IT IS AGREED:

1.                   RELATIONSHIP MANAGEMENT

1.1                              Governance. Each Party shall, and shall procure that its Affiliates shall, comply with its obligations under the agreed governance model at Schedule 3 (Governance).

1.2                              Governance Roles.

(a)                                 Immediately on signing this Agreement, the Parties shall each appoint the various governance roles set out in Annex 1 of Exhibit 2, including:

(i)                         ‘Country Operational Leads’ and/or Local Functional Leads’ (as applicable);

(ii)                      in the case of Alcon, ‘Regional Leads’;

(iii)                   ‘Global Business Service Function Leads’ for the Services (in each case, a Global Function Lead);

(iv)                  ‘TSA Leads’ (in each case, a TSA Lead); and

(v)                     ‘Separation Office Heads’,

which, in each case, shall have the responsibilities outlined in Annex 1 of Exhibit 2. As set out in Annex 1 of Exhibit 2, the TSA Leads shall: (1) have overall responsibility for overseeing and monitoring the: (A) provision and receipt of the Services and BAU Services; and (B) execution of the In-Flight Projects, Integration Plans and the Integration Projects; and (2) be the principal points of contact between the Parties in relation to issues arising out of this Agreement.

(b)                                 As at the Commencement Date, Novartis’s TSA Lead shall be Alicja Zolotar, Senior Director Global Integration /Separation Office,  and Alcon’s TSA Lead shall be David Rea, Moonstone Program Co-Lead.

(c)                                  Each TSA Lead shall appoint an alternate in case he or she is unavailable from time to time.  Either Party may change the identity of its TSA Lead or any of its other representatives appointed under Clause 1.2 (Governance Roles) at any time by written notice to the other.

1.3                              The TSA Leads (or their alternates) shall use reasonable efforts to:

(a)                                 co-ordinate regular project meetings as set out in Annex 1 of Exhibit 2, and, in any event, as reasonably necessary to implement the Integration Plans and the Integration Projects in accordance with their terms and this Agreement, and to effect the integration of the systems, operational processes and services contemplated by this Agreement; and

(b)                                 provide regular status updates and performance reports relating to each Party’s progress in fulfilling milestones and performing its obligations under this Agreement, including progress on the Integration Plans and the Integration Projects.

1.4                              The Parties shall ensure that their respective TSA Lead and other personnel whose decisions are necessary for:

(a)                                 the implementation of the Integration Plans and the Integration Projects; or

(b)                                 the performance of the Services,

are available at reasonable times for consultation on any matter relating to them.

2.                   INTEGRATION

2.1                              Responsibility for Integration.

(a)                                 The Service Recipient shall:

(i)                         be primarily responsible for the Integration of the Services and overseeing the implementation of each Integration Project; and

(ii)      use all reasonable efforts to establish its own functions (including the IT environment and IT Systems), at its cost, to enable timely Integration.

(b)                                 The Parties shall use Commercially Reasonable Efforts to achieve the Integration of each Service by the end of the relevant Service Term.

2.2                              Integration Plans and Integration Projects.

(a)                                 With effect from the Commencement Date, the Service Provider shall (and shall procure that its Affiliates shall) provide the Service Recipient with sufficient information about the Services (including information relating to the relevant assets, technology, operations, people, contracts and processes) to enable the Service Recipient to plan for the integration of each of the Services by the Service Recipient (or any of its Affiliates or third party providers) (Integration).  For the avoidance of doubt, Integration shall include any and all commercial, operational and technical transition and integration measures or processes, including appropriate training, in each case implemented to exit, transition, migrate and integrate the Services as reasonably required to allow the Service Recipient to operate the business processes that form part of each Service on a standalone basis.

(b)                                 The Parties shall in good faith agree and finalize a critical path integration plan and related functional integration plans (collectively, the Integration Plans) to achieve Integration as soon as reasonably practicable after the Commencement Date, and then implement the Integration Plans in accordance with their terms.  The Integration Plans shall include details of any projects required for Integration (collectively, the Integration Projects), including the parameters and timelines for, and each Party’s responsibilities in respect of:

(i)                         all separation activities and processes to be carried out by the Service Provider, at the Service Recipient’s direction (other than with respect to any activities by Service Provider pursuant to Clause 2.2(b)(i)(A), which shall be at Service Provider’s sole discretion), in relation to the Services and their related functions that are related to, and reasonably required for, the Integration. For IT, this shall include any separation activities and processes within the Service Provider’s IT environment (infrastructure, systems, applications, tools and processes) (collectively, the IT Environment) and related measures, including:

(A)                               any activities required to optimize the shared IT Environment that the Service Provider continues to operate following the separation (including any partial  decommissioning of IT Systems or other equipment);

(B)                               the separation of any electronic data in connection with the separation of the Service Provider’s shared IT Environment. For the avoidance of doubt, the Parties agree that any such separation of electronic data shall form part of the IT separation under this Clause 2.2(b)(i)(B), and not part of the separation of Books and Records pursuant to Clause 2.2(b)(iii);

(ii)                      Service transition and cut-over (deliverables, resources and Integration);

(iii)     separation, retention and transfer of Books and Records (including redaction) in accordance with the provisions of the Separation Agreement; and

(iv)                  in the case of Integration with respect to IT:

(A)                               the configuration of a network-to-network connection between the networks of the Parties for the purpose of the provision of the Services and for the purpose of Integration (a Network-to-Network Connection);

(B)                               cloning of IT Systems and any dependent interfaces owned or used by Service Provider or its Affiliates including the reasonably required related validation and operational documentation;

(C)                               establishment of the Parties’ future IT environment (infrastructure, systems, applications, tools and processes);

(D)                               development, planning and implementation of a Network-to-Network Connection);

(E)                                validation and training documentation required for the Service Recipient to receive the Services;

(F)                                 development, planning and implementation of a Network-to-Network Connection;

(G)                               Costs of wiping assets before they can be physically transferred or decommissioned (if applicable);  and

(H)                              IT Systems de-branding and tattoo removal (if applicable);

(v)                     relocating assets from the sites of the Service Provider or its Affiliates (if applicable);

(vi)     dates and timelines for the Integration and related separation activities and processes (as set out in Clause 2.2(b)(i)) and details of the anticipated Costs related thereto, which shall be borne by the relevant Party in accordance with Clause 2.6 (Integration Costs);

(vii)               Identified Stranded Costs, which shall be borne by the relevant Party in accordance with Clause 2.7 (Stranded Costs); and

(viii)   the right of the Service Recipient to use Service Materials (as defined in Clause 11.3) beyond the termination or expiry of this Agreement.

(c)                                  Each Party shall, and shall procure that its Affiliates shall:

(i)                         provide to the other such documentation as well as separation and Integration assistance as reasonably required to enable the other Party to complete its responsibilities and obligations under the Integration Projects by the dates specified in the Integration Plans in accordance with Clause 2.2(c)(ii); and

(ii)      use Commercially Reasonable Efforts to complete the Integration Projects by the dates specified in the Integration Plans and, if not specified, in a timely manner.

(d)                                 If the Parties fail to complete the Integration Projects in accordance with Clause 2.2(c) the Parties shall meet and discuss in good faith the measures to be taken to achieve the completion of each Integration Projects as soon as reasonably possible after the date the relevant Integration Project was due to complete.

2.3                              Additional Assistance. Subject to Clause 4.2(b), the Service Recipient may request reasonable additional assistance from the Service Provider (including additional Integration assistance from the Service Provider to remedy technical or operational issues relating to the Service Recipient’s IT Systems and to restore them to operation as a result of carrying out the Integration Projects in the Integration Plans) (Additional Assistance).  Any request for Additional Assistance from the Service Recipient shall be in writing describing the scope and term of the requested Additional Assistance (not to exceed the Maximum Service Term) and the reason for the request.  The Service Provider shall consider in good faith any such request and shall, in determining whether to provide the requested Additional Assistance and the overall feasibility of such request, be entitled to take into account the following factors:

(a)                                 the Service Provider’s then available resources, capabilities and capacity to provide the requested Additional Assistance; and

(b)                                 whether the requested Additional Assistance could be provided by any third party providers.

If the Service Provider agrees to provide the requested Additional Assistance, the parties shall agree the terms that will apply to the provision of the Additional Assistance and the Service Recipient agrees to pay the Service Provider’s costs in accordance with Clause 2.6(b).  For the avoidance of doubt there shall be no obligation on the Service Provider to provide any Additional Assistance requested by the Service Recipient in accordance with this Clause 2.3 (Additional Assistance).

2.4                              Integration liability. In respect of any Integration Projects:

(a)                                 without limiting either Party’s rights under the Separation Agreement, the Service Recipient acknowledges and agrees that no express condition or warranty of any kind has been given by or on behalf of the Service Provider, and any terms or conditions implied in any jurisdiction are excluded to the fullest extent permitted by Applicable Law (or, if incapable of exclusion, any rights or remedies in relation to them are irrevocably waived), in relation to the effect of any Integration Project (or any documentation, Integration assistance or Additional Assistance provided by the Service Provider in relation to any Integration Project) being carried out under the Integration Plans or any other Additional Assistance, in each case, with regard to the state of the Service Recipient’s IT Systems, the ability of the Service Recipient to restore such Service Recipient’s IT Systems into operation, or its future use after carrying out the activities in the Integration Plan;

(b)                                 the Service Provider shall not, to the fullest extent permitted by Applicable Law, be liable to the Service Recipient, for any Costs that are incurred or payable by the Service Recipient and that arise from the Service Provider satisfying its obligations under the Integration Plan in relation to the Service Recipient’s IT Systems; and

(c)                                  the Service Recipient shall not, and shall ensure that the other members of the Service Recipient Group shall not, make or bring any claims against the Service Provider, or any member of the Service Provider Group in relation to such Costs referred to in Clause 2.4(b).

2.5                              Services set-up and operationalisation Costs.

All Costs relating to the set-up of Services and related operationalisation Costs shall be borne by the Service Provider.

2.6                              Integration Costs.

(a)                                 The Parties acknowledge and agree that all Costs relating to Integration pursuant to Clause 2.2 (Integration Plans and Integration Projects), including all Costs:

(i)                         incurred by the Service Provider and its Affiliates in connection with Integration and carrying out, at the Service Recipient’s direction, the Integration Plans and Integration Projects; and

(ii)      associated with any Additional Assistance provided by a Service Provider or any of its Affiliates at the Service Recipient’s request under Clause 2.3 (Additional Assistance),

in each case, whether internal or external Costs (which shall be charged in accordance with Clause 2.6(b)), shall be borne by the Service Recipient, except that:

(A)         the Service Provider shall bear all Costs relating to any separation activities or processes conducted in relation to the Services and their related functions pursuant to Clause 2.2(b)(i) (including the Costs of separating any electronic data in connection with the separation of the Service Provider’s shared IT Environment pursuant to Clause 2.2(b)(i)(B)); and

(B)                               all Costs relating to the separation (including the cost of modification, transformation and/or redaction, if necessary) and transfer of Books and Records shall be borne by the relevant Party in accordance with clause 17.6 (Costs Relating to Books and Records) of the Separation Agreement,

(all such Costs (excluding those under sub-paragraphs (A) and (B)) being the Integration Costs).

(b)                                 Subject to Clause 2.6(c), the Service Provider shall, and shall procure that each of its Affiliates shall, charge for any internal time and effort spent supporting or assisting the Integration or any Additional Assistance in accordance with this Clause 2 (Integration) on a time and materials basis without any mark-up, based on the agreed rate card at Exhibit 7 (Rate Card).

(c)                                  If an Integration Project is not complete within the due date for completion (including, if applicable, the date specified in the Integration Plan) (each delay being an Integration Project Delay), and provided that such Integration Project Delay is not caused by an act or omission of the Service Provider or any of its Affiliates, the Service Provider’s and its Affiliates’ attributable internal and external reasonable documented costs that are payable in relation to the steps agreed pursuant to Clause 2.2(d) in connection with that Integration Project shall (unless otherwise agreed upon in writing by both Parties) be subject to a mark-up of five per cent (5%) from the date that is thirty (30) days after the due date for completion until the actual completion of that Integration Project.

2.7                              Stranded Costs.

(a)                                 The Parties shall, while: (i) agreeing and finalizing the scope and operation of the Integration Plans and Integration Projects in accordance with Clause 2.2(b); and (ii) completing the Integration Projects in accordance with Clause 2.2(c), act reasonably and in good faith to avoid, or mitigate to the extent reasonably possible in the circumstances, any stranded or additional costs for the Service Provider as a result of the Integration (the Stranded Costs).

(b)                                 Subject to Clauses 2.7(a) and 2.7(c), the Parties acknowledge and agree that there may be certain identifiable: (i) Stranded Costs; and/or (ii) circumstances that may result in Stranded Costs ((i) and (ii) comprising the Identified Stranded Costs), and the Party liable for any such Identified Stranded Costs shall be set out in the relevant Integration Plan and/or Integration Project.

(c)                                  To the extent that the Service Recipient:

(i)                         fails to comply with its obligations under any Integration Plan or Integration Project;

(ii)                      requests any change to the implementation of any Integration Plan and/or Integration Project; or

(iii)                   takes any other action,

which, in each case, results in any additional cost in excess of an estimated Identified Stranded Cost, or any stranded cost that is not an Identified Stranded Cost, the Service Recipient shall bear that additional or stranded cost.

3.             PROVISION OF SERVICES

3.1          Provision of Services.

(a)           Subject to the other provisions of this Agreement, the Service Provider shall provide (on a non-exclusive basis), or procure the provision of, the Services from the Commencement Date to the Service Recipient (or any other member of the Service Recipient Group as the Service Recipient directs) for the relevant Service Term (as may be extended in accordance with Clause 17.2).

(b)           For the avoidance of doubt, the Services shall not include any Excluded Service and, subject to Clause 3.3 (Omitted Services), the Parties shall not be required to provide any additional services or service components that are not specified in Exhibit 1 (Services and Service Charges) as at the Commencement Date.

3.2          Standard of Service.

(a)           The Service Provider shall, and shall cause each other Service Provider to, provide, or procure each Service with:

(i)    reasonable skill and care; and

(ii)   subject to Clause 3.2(b), to the Standard Service Level to the extent that any Service is provided directly by the Service Provider, without any reliance on a Third Party Supplier for the provision of that Service.

(b)           Unless otherwise agreed by the Parties, or as otherwise permitted under the terms of this Agreement, no reduction to the scope, volume, quality or content of a Service shall be permitted during any Service Term, except that a Service Provider may provide, or procure the provision of a Service to a different standard to the Standard Service Level if that change is:

(i)    required unilaterally by a Third Party Supplier;

(ii)   as a result of a unilateral change to or required pursuant to a Third Party Supply Agreement; or

(iii)  required by the Service Provider as a result of a service change reasonably implemented across a material proportion of the Service Provider Group (and not solely targeted at the Service being provided to the Service Recipient), provided that, if the change is required under this (iii):

(A)          the change does not result in a material diminution in the functionality of the Service provided to the Service Recipient; and

(B)          if the change results in a reduction of costs for the Service Provider in providing the Service (a Cost Saving), the Service Provider will pass on a reasonable proportion of that Cost Saving to the Service Recipient in the form of a reduction to the relevant Service Charge for that Service, in each case,  provided that any change to the Standard Service Level pursuant to this Clause 3.2(b) will not relieve the Service Provider from its obligations to continue to provide the relevant Service for the applicable Service Term.

(c)           The Service Provider shall ensure that the Services are provided in accordance with:

(i)    all Applicable Laws that are relevant to the provision of the Services; and

(ii)   the Service Provider’s policies and procedures which are notified to the Service Recipient from time to time.

3.3          Omitted Services.

(a)           The Service Recipient may, during the period from the Commencement Date up to and including the date that is three (3) months after the Commencement Date, request that the Service Provider provides, or procures the provision of, any service that:

(i)    is not included in the Services specified in Exhibit 1 (Services and Service Charges);

(ii)   was provided by the Service Provider to the Service Recipient in the twelve (12) month period immediately before the Commencement Date;

(iii)  is necessary to ensure the business, research and/or manufacturing continuity of the Service Recipient;

(iv)  is not an Excluded Service; and

(v)   has not been separately addressed under an internal restructuring project (including under Project Moonstone) intended to separate the Alcon Group and the Novartis Group within the twelve (12) months immediately before the Commencement Date,

(each, an Omitted Service),

by providing written notice to Novartis in accordance with Clause 26 (Notices).

(b)           The Parties shall, as promptly as reasonably practicable after the receipt of a notice under Clause 3.3(a), negotiate in good faith with respect to the duration for which the Omitted Service will be provided (subject, in each case to the Maximum Service Term), and, once agreed, the Parties shall amend Exhibit 1 (Services and Service Charges) to include the Omitted Service and the Omitted Service shall be deemed to be part of this Agreement (and deemed included in the definition of Services) from and after the date of that amendment. Unless otherwise expressly agreed in Exhibit 1 (Services and Service Charges), the Service Charges for any Omitted Service shall be materially the same as the charges paid by the relevant member(s) of the Service Recipient for the service equivalent to that Omitted Service immediately before the Commencement Date.

3.4          In-Flight Projects.

(a)           The Service Recipient shall participate in the In-Flight Projects. The Service Recipient shall pay a proportionate share of the actual costs associated with any relevant In-Flight Project, which, in each case, shall be calculated using the same methodology as has been used to estimate the budgeted cost for the Service Recipient of that In-Flight Project set out in Schedule 6 (In-Flight Projects).

(b)           Any amounts paid or payable by any member of the Service Recipient Group under Clause 3.4(a) shall be invoiced, treated, and paid for, as if they were Service Charges and shall include a mark-up of five per cent (5%).

3.5          BAU Services.

(a)           As part of the Services, the Service Provider shall provide, or procure the provision of, the services ordinarily carried out by the Service Provider as business as usual activities, and such other ad hoc measures undertaken by the Service Provider, that are implemented across a material proportion of the Service Provider’s business for its general benefit, to ensure that the Services and any related IT Systems or assets remain compliant with Applicable Laws and the applicable IT and security policies of the Service Provider (together, the BAU Services).

(b)           In relation to each BAU Service, the Service Recipient shall pay, or procure the payment of, a proportionate share of the reasonable documented costs associated with that BAU Service. The proportionate share to be paid by the Service Recipient shall reflect the relative usage of that BAU Service by and/or relative benefit associated with that BAU Service for the Service Recipient, and shall be agreed between the Parties in accordance with the provisions of Clause 22 (Change Management) on the same basis as a Change. Any amounts paid or payable by the Service Recipient under this Clause 3.5(b) shall be invoiced, treated, and paid for, as if they were Service Charges and shall include a mark-up of five per cent (5%).

3.6          Material Errors.  Following the Commencement Date, if either Party identifies any material errors in the scope, content or description of the Services or the Service Charges (including any errors in the associated assumptions or the charging mechanisms), the Parties, acting reasonably and in good faith, shall correct such material errors as soon as reasonably practicable in accordance with the provisions of Clause 22 (Change Management).

4.             SEPARATION AND INFORMATION TECHNOLOGY RISK CONTROL

4.1          Access.

(a)           To prevent unauthorized access to, or use of, any IT Systems, Network-to-Network Connection or any confidential Information or data belonging to the other in connection with the provision or receipt of the Services, each Party shall, and shall procure that its Representatives shall:

(i)         comply, and shall ensure that its personnel, agents and subcontractors comply, with the other Party’s rules regarding access to facilities, premises and automated systems, security, health and safety, and shall procure that its employees, agents and subcontractors engaged in the receipt of the Services comply with these obligations;

(ii)        ensure that it has the prior written approval of the other Party before any Network-to-Network Connection is effected;

(iii)       prior to any connection between the Parties being effected, perform, and provide evidence of, appropriate penetration testing that demonstrates to both Parties reasonable satisfaction that a Party’s network is and will remain secure;

(iv)       subject to Clause 4.2(b)(vi), comply with the other Party’s and its Affiliates’ then current version of its security policies and procedures, including in relation to the maintenance, protection and testing of the connection and connections with third parties, that are notified to it from time to time, provided that the then current version requires the same or greater level of protection as the security policies and procedures at the Commencement Date;

(v)        co-operate to assist the other Party in establishing any reasonable security arrangements that the other Party considers necessary to prevent that Party, or any unauthorized third party, from accessing an IT System or data in a manner prohibited by this Agreement;

(vi)       use reasonable efforts to continually assess and, where relevant, report to the other Party any threats to the IT Systems;

(vii)      ensure that all users to whom access is granted to the other Party’s (or its Affiliates’) IT Systems undertake a controlled authorization process (including an individual confidentiality and non-use agreement) and remove access privileges in a timely manner once they are redundant; and

(viii)     in response to a request from the relevant competent body for the other Party (as defined in that Party’s and its Affiliates’ then current version of its security policies and procedures), who acting reasonably, has a legitimate concern relating to the integrity of confidential Information or IT Systems, terminate any connection to the other Party’s IT Systems.

(b)           If a Party detects a breach of protective measures that will (or is likely to) have a material impact on the Services or the integrity of any confidential Information or other data, in each case relating to the other Party, on the IT Systems of the detecting Party, including the loss or theft of a Managed Mobile Device (a Security Incident), it shall:

(i)         report the breach to the other Party without undue delay, and in any event within twenty four (24) hours after the Security Incident was confirmed;

(ii)        immediately, and in any event within forty eight (48) hours after the Security Incident was confirmed, act to prevent or mitigate the effects of the breach and minimise further exposure of the other Party’s IT Systems, including:

(A)          where applicable, wiping any data on the relevant Managed Mobile Device (or the relevant business contained on the Managed Mobile Device);

(B)          stopping inappropriate access or any other inappropriate activities;

(C)          restoring normal operations; and

(D)          periodically informing the other Party on progress of such remediation actions;

(iii)       identify steps to ensure that the breach does not re-occur, report those steps to the other Party and perform those steps; and

(iv)       provide a written report to the other Party detailing actions performed and safeguards implemented.

(c)           Security Incidents shall be reported to the Parties’ security operations organisations as per the respective contacts and jointly resolved by the Parties if a Security Incident affects both Parties.

(d)           Each Party shall notify the other in writing of any change to their respective contacts for the purposes of Clause 4.1(c) from time to time.

(e)           Each Party shall maintain, and not disable, reasonable security measures and comply with its obligations in Clause 4.1(a) to protect the other Party’s systems from third parties, and in particular from disruption by any “back door”, “time bomb”, “Trojan Horse”, “worm”, “drop dead device”, “virus”, “keylogging” or other computer software routine intended or designed to:

(i)         permit access or use of information technology systems by a third person other than as expressly authorized;

(ii)        disable, damage or erase or disrupt or impair the normal operation of any information technology systems; or

(iii)       enforce licensing restrictions.

(f)            Subject to Clause 4.1(g), as part of the Services, the Service Recipient shall have the right to request that additional (as compared to the number of users of the relevant service (whether on a line item or bundled basis) as at the Effective Date) or replacement users have access to the IT Systems in connection with the receipt of the Services, provided that such access is required for business continuity (including access for replacement employees) as reasonably evidenced by the Service Recipient.

(g)           The Parties agree that, where any additional (as compared to the number of users of the relevant service (whether on a line item or bundled basis) as at the Effective Date) or replacement user(s) requested by the Service Recipient in accordance with Clause 4.1(f):

(i)    only results in an increase to any third party costs, expenses, fees or charges associated with the provision of any Service:

(A)          the Service Provider may, on notice to the Service Recipient, increase the Service Charges (including, if applicable, as a result of any additional software licenses (as compared to the number of software licenses included in the relevant Service (whether on a line item or bundled basis) as at the Effective Date)) to reflect that increase with effect from the end of the calendar month in which the relevant request is made; and

(B)          with effect from the end of the calendar month in which the relevant request is made, Exhibit 1 (Services and Service Charges) shall be deemed to be automatically updated to reflect: (1) any such increase to the Service Charges; and (2) to the extent applicable, any additional or replacement user(s) and/or any additional license(s) as a result of that request; and/or

(ii)   otherwise requires a new or amended Authorization, it shall be considered a Change and the provisions of Clause 22 (Change Management) and Clause 7 (Third Party Suppliers) shall apply to that request.

4.2          Managed mobile devices.

(a)           Without prejudice to Clause 4.1 (Access) and subject to Clause 4.2(b), the Service Provider shall, for the duration of the relevant Service Term, allow the Service Recipient to set up and synchronise the Service Recipient’s email, contacts and calendar systems (the Mobile Device Systems) on mobile devices provided by the Service Provider for use by the Service Recipient in connection with the Service Provider’s Services (the Managed Mobile Devices).

(b)           The Service Recipient acknowledges and agrees that in relation to the set-up, protection and synchronisation of the Mobile Device Systems on the Managed Mobile Devices (the Mobile Device Synchronization):

(i)    the Service Recipient shall be responsible for the Mobile Device Synchronization;

(ii)   the Service Provider shall not be required to configure the Managed Mobile Devices or provide the Service Recipient with any other assistance or support in relation to the Mobile Device Synchronization;

(iii)  the Service Provider shall not be required to provide any support services (including patches and updates) in relation to any configuration implemented by the Service Recipient in connection with the Mobile Device Synchronization;

(iv)  if the Service Recipient encounters any issue in respect of the use of the Mobile Device Systems, it will, in the first instance, contact the Service Provider’s helpdesk, details of which are notified by the Service Provider from time to time. The Service Provider’s helpdesk will follow its standard process of forwarding the call for resolution;

(v)   notwithstanding Clause 7 (Third Party Suppliers), the Service Provider shall not be required to obtain or maintain any Authorizations which are necessary for the Mobile Device Synchronization; and

(vi)  the Service Provider shall not be required to comply with any policies of the Service Recipient which relate to the Mobile Device Synchronization.

4.3          Quality Assurance Services. Each Party shall (or shall procure that its Affiliates shall) enter into one or more compliance quality agreements in the form attached at Exhibit 11 (E-Quality Requirements) (each, an eQuality Agreement) on or around the Commencement Date in relation to the provision of any IT Services and/or IT Systems.  The Parties shall, and shall procure that their Affiliates shall, comply with the terms of any eQuality Agreement.

4.4          Interaction between this Agreement and eQuality Agreements: The Parties acknowledge and agree that:

(a)           in the event of any conflict between this Agreement and any eQuality Agreement: (i) to the extent that conflict relates to processes or procedures relating to ‘Quality Assurance’ (as defined in the relevant eQuality Agreement), the relevant provision(s) of the applicable eQuality Agreement shall apply; and (ii) in all other respects, the relevant provision(s) of this Agreement shall apply;

(b)           neither Party (or their Affiliates) shall be liable for any breach of an eQuality Agreement, except to the extent that breach constitutes a breach of, and gives rise to liability under, this Agreement;

(c)           Clause 16 (Liability) of this Agreement shall apply in relation to each eQuality Agreement, and that Clause shall be construed accordingly; and

(d)           any dispute in relation to any aspect of, or failure to agree any matter arising in relation to, any eQuality Agreement shall be deemed to be a Dispute under this Agreement and Clause 27.1 (Dispute Resolution) shall apply.

5.             GENERAL OBLIGATIONS

5.1          The Service Recipient shall:

(a)           solely to the extent required by the Service Provider for the purposes of providing the Services under this Agreement:

(i)    provided that the relevant employees or contractors have signed or otherwise agreed to the Service Provider’s standard third party non-disclosure and confidentiality undertaking or acknowledgement or such other undertaking or acknowledgment that may be agreed between the Parties in connection with this Agreement, give employees or contractors of the Service Provider or any of its Affiliates access to the facilities, premises or IT Systems of the Service Recipient or its Affiliates during Working Hours on the provision of reasonable advance written notice; and

(ii)   promptly provide reasonable information (including copies of documents and data) and assistance required by the Service Provider;

(b)           take reasonable steps to ensure the safety of any employees or contractors of the Service Provider or any of its Affiliates who visit the premises of the Service Recipient or any of its Affiliates; and

(c)           not use, or attempt to access or interfere with, any systems or data used by the Service Provider or any of its Affiliates, unless authorized to do so under this Agreement.

5.2          The Service Recipient shall indemnify, on demand and hold harmless, the Service Provider and any of its Affiliates against all Costs that result from a breach of Clause 5.1.

5.3          The Service Provider shall:

(a)           solely to the extent required by the Service  Recipient for the purposes of receiving the Services under this Agreement:

(i)    provided that the relevant employees or contractors have signed or otherwise agreed to the Service Recipient’s standard third party non-disclosure and confidentiality agreement or such other undertaking or acknowledgment that may be agreed between the Parties in connection with this Agreement, give employees or contractors of the Service Recipient or any of its Affiliates access to the facilities or premises of the Service Provider or its Affiliates during Working Hours on the provision of reasonable advance written notice; and

(ii)   promptly provide reasonable information (including copies of documents and data) and assistance required by the Service Recipient;

(b)           take reasonable steps to ensure the safety of any employees or contractors of the Service Recipient or any of its Affiliates who visit the premises of the Service Provider or any of its Affiliates; and

(c)           not use, or attempt to access or interfere with, any systems or data used by the Service Recipient or any of its Affiliates, unless authorized to do so under this Agreement.

5.4          The Service Provider shall indemnify, on demand and hold harmless, the Service Recipient and any of its Affiliates against all Costs that result from a breach of Clause 5.3.

5.5          The Service Recipient shall, and shall procure that each other member of its Group shall, use the Services solely for the purposes of carrying on the Alcon Business or the Novartis Business (as applicable), in each case, in substantially the same manner and scope as conducted immediately before the Commencement Date.

5.6          The Service Recipient shall have sole responsibility for any data prepared and/or input by it or by any of its Affiliates, and the Service Provider shall not be responsible for any fault or error in that preparation and/or input.

6.             DEPENDENCIES

6.1          Dependencies.  To assist the Service Provider in performing the Services, the Service Recipient shall use Commercially Reasonable Efforts to satisfy any dependencies required for the Service Provider to provide, or procure the provision of, any element of the Services (as specified in Exhibit 1 (Services and Service Charges)).

6.2          Failure to perform a dependency.  The Service Provider shall not be obliged to provide, or procure the provision of, any Service, and the Service Provider’s liability to the Service Recipient for a failure to perform any Service shall be reduced, to the extent that:

(a)           the failure has been caused in whole or in part by the Service Recipient’s own failure to satisfy any specified dependencies relevant to that Service; or

(b)           the Service Recipient has otherwise caused or contributed to the failure (whether by act or omission).

6.3          Transferring assets. The Service Provider’s liability to the Service Recipient for a failure to perform any Service shall be reduced, to the extent that the failure relates to or is caused by (directly or indirectly) any asset, including any physical asset, IT System, inventory and contract, in the possession (whether the physical possession or legal ownership) of the Service Recipient, including as a result of any transfer contemplated or performed in connection with Project Moonstone.

6.4          Steps to mitigate impact.  If the Service Provider’s performance under this Agreement has been adversely affected under Clause 6.1 or 6.2, then it shall:

(a)           notify the Service Recipient of the Service Recipient’s failure to satisfy the dependency, or other act or omission, and all events or circumstances causing or contributing to the failure, act or omission, as soon as reasonably practicable after it becomes aware of them;

(b)           continue to perform those of its obligations under this Agreement that are unaffected by the failure to perform the Service; and

(c)           use reasonable efforts to minimize and mitigate the likely impact of the failure on the Service Recipient.

6.5          Reliance on data and information. The Service Provider and its Affiliates may, in providing the Services, rely on the provision of data and information to it by or on behalf of the Service Recipients and its Affiliates. Neither the Service Provider nor its Affiliates shall have any liability in connection with this Agreement whether in contract, tort (including negligence) or otherwise for Costs suffered or incurred by the Service Provider or its Affiliates as a result of the inaccuracy, insufficiency or incompleteness of the data or information provided by or on behalf of the Service Recipient.

7.             THIRD PARTY SUPPLIERS

7.1          Authorizations and Authorization Expenses. The Parties agree that:

(a)           certain Services may be provided by, or under, the Third Party Supply Agreements (including Intellectual Property Rights licenses);

(b)           the use of Third Party Supply Agreements may require the Service Provider to obtain:

(i)    additional consents, approvals, permissions or licenses under; or

(ii)   changes or amendments to,

the Third Party Supply Agreements (collectively, Authorizations).

(c)           obtaining Authorizations in accordance with Clause 7.1 may require the Service Provider to incur Costs (Authorization Expenses);

(d)           the Service Provider shall notify the Service Recipient of any Authorization Expenses as soon as reasonably practicable after it becomes aware of them. If the Parties agree within ten (10) Business Days of any such notification that they do not wish to pay an Authorization Expense, neither Party shall be required to pay that Authorization Expense and the Service Provider shall not be required to obtain the relevant Authorization or to provide the Services to which the relevant Third Party Supply Agreement relates;

(e)           the Service Recipient shall provide, at its own cost, any assistance required by the Service Provider to procure the Authorizations; and

(f)            the Parties acknowledge and agree that:

(i)    any Authorization Expenses incurred before the Separation Date have been paid by Novartis; and

(ii)   any Authorisation Expenses arising after the Separation Date shall be borne equally (on a 50/50 basis and without any mark-up) by the Service Provider and the Service Recipient. The Service Recipient’s share of any such Authorisation Expense shall be invoiced and paid in accordance with the payment terms in Clause 12 (Service Charges and Payment).

7.2          Obtaining Authorizations.  The Service Provider shall use reasonable efforts:

(a)           to maintain in force all Third Party Supply Agreements required to provide the Services;

(b)           subject to Clause 7.1(d), to obtain the Authorizations necessary under any Third Party Supply Agreements to provide Services to the Service Recipient, but the Service Provider shall not be required to obtain any Authorizations where doing so would require the Service Provider to change a Third Party Supply Agreement in a manner that, in the Service Provider’s reasonable opinion, is detrimental to the Service Provider or its Affiliates;

(c)           to minimize the Authorization Expenses;

(d)           without prejudice to Clause 7.3(b), to minimize any adverse impact resulting from the failure to obtain the Authorizations, and shall work together with the Service Recipient to minimize any deterioration in the Services or impact on the Service Charges.  Any costs incurred under this Clause 7.2(d), shall be borne equally (on a 50/50 basis and without any mark-up) between the Service Provider and the Service Recipient; and

(e)           to notify the Service Recipient as soon as reasonably practicable if any third party refuses to provide an Authorization necessary under a Third Party Supply Agreement and to work with the Service Recipient to agree in good faith alternative means, provided that the Service Provider has complied with its obligations under this Clause 7.2, of continuing the provision of the Service for the duration of the Service Term. Any costs incurred under this Clause 7.2(e), shall be borne equally (on a 50/50 basis and without any mark-up) between the Service Provider and the Service Recipient.

7.3          Refusal to grant, or loss of, an Authorization.  The Service Provider shall not be in breach of this Agreement, and its obligation to provide the Service, or part of a Service, to which the relevant Third Party Supply Agreement relates shall immediately cease if:

(a)           a Third Party Supplier does not grant an Authorization; or

(b)           an Authorization has expired or been terminated or revoked by the Third Party, or a Third Party Supply Agreement is terminated or expires during a relevant Service Term, provided that:

(i)    in the case of a termination or revocation, that termination or revocation was not as a result of the Service Provider’s breach of the relevant Third Party Supply Agreement; and

(ii)   in the case of an expiry, the Service Provider used Commercially Reasonable Efforts to extend the relevant Third Party Supply Agreement to cover the remainder of the relevant Service Term but not to the extent that doing so would require: (A) the Service Provider to incur any Cost that is, in the Service Provider’s reasonable opinion, excessive or unreasonable; or (B) the Service Provider to change the relevant Third Party Supply Agreement in a manner that, in the Service Provider’s reasonable opinion, is detrimental to the Service Provider or its Affiliates.

7.4          Alternative means. If any of the circumstances described in Clauses 7.3(a) to 7.3(b) (inclusive) apply, the Parties shall, (provided that the Service Provider has complied with its obligations under Clause 7.2), work together to agree in good faith alternative means for the relevant Service Recipient(s) to receive the business processes comprised in the affected Service(s).  Any costs incurred under this Clause 7.4 shall be borne equally (on a 50/50 basis and without any mark-up) between the Service Provider and the Service Recipient.

7.5          Compliance with Authorizations.  The Service Recipient:

(a)           shall comply, and shall procure that its Affiliates comply, with; and

(b)           shall not, and shall procure that its Affiliates shall not, cause the other Party to be in breach of,

the terms of the Authorizations and Third Party Supply Agreements to the extent they are relevant to the receipt of the Service, and provided that the Service Recipient has received prior written notification of the relevant terms of the Authorizations and Third Party Supply Agreement.

7.6                              Indemnity for non-compliance.  The Service Recipient shall indemnify, on demand and hold harmless, the Service Provider against all Costs that result from a breach of Clause 7.5 (Compliance with Authorizations).

7.7                              Relationship with Third Party Suppliers.  The Service Provider shall manage exclusively its relationship with each Third Party Supplier. The Service Recipient shall not, and shall procure that each other member of its Group shall not, discuss with any Third Party Supplier the provision of the Services, except to the extent required to do so by Applicable Law. Without prejudice to the foregoing, the Service Recipient may discuss the Integration of the Services with a relevant Third Party Supplier provided, in each case, that: (a) the Service Provider is notified prior to, and is responsible for facilitating, the initial contact between the Service Recipient and that Third Party Supplier; and (b) except to the extent agreed otherwise by the Service Provider, the Service Recipient shall comply with the terms of Clause 23 (Confidentiality) in connection with its discussions with that Third Party Supplier.

7.8                              Costs of replacing Third Party Supply Agreements.  The Service Recipient shall be liable for the costs and expenses relating to the novation, separation, splitting, transfer or replacement of any contracts with the Third Party Suppliers for any Services it wishes to obtain for itself and its Affiliates directly from any such Third Party Supplier. The novation, separation, splitting, transfer or replacement of any such contract shall be documented in the Integration Plans and/or Integration Projects.

8.      SHARED PREMISES

8.1          Shared Premises.  From the Commencement Date, each Party shall, and shall procure that its Affiliates shall, comply with its obligations under Exhibit 3 (Shared Premises) in relation to the use of any shared premises.

9.      RECORD KEEPING

9.1          Record Keeping.  Subject to Clause 10 (Compliance with Laws) and without prejudice to the Books and Records provisions in the Separation Agreement and the Information Access Agreement (as defined in the Separation Agreement), each Party shall (and shall procure that its Affiliates shall):

(a)                                 maintain and keep secure accurate records and accounts relating to the performance of its obligations under this Agreement and the charges, expenses and fees charged by it under this Agreement; and

(b)                                 for up to six (6) years following the expiry or termination of this Agreement, on receipt of reasonable notice, provide the other with copies of these records and accounts as reasonably required to enable it, or its Affiliates, to monitor compliance with this Agreement or to comply with Applicable Law in connection with the provision and receipt of Services under this Agreement.

10.    COMPLIANCE WITH LAWS

10.1        Compliance with Laws.  Each Party shall:

(a)                                 comply in all material respects with Applicable Law and, subject to Clause 3.2(c)(ii), the applicable policies of the other Party that have been notified to it in connection with this Agreement; and

(b)                                 obtain and maintain in force all licenses, consents, permits and approvals of Governmental Entities that are necessary in connection with this Agreement, including, in the case of the Service Provider, the provision of its Services.

10.2                       Notification of regulatory or compliance issues.  Subject to Clause 10.1 (Compliance with Laws), each Party shall notify the other of any material regulatory or compliance issue arising under this Agreement of which it becomes aware, and the Parties shall co-operate in good faith to resolve those issues. If an additional agreement is required to satisfy any regulatory or compliance issue, the Parties agree to act reasonably and in good faith in putting in place the relevant agreement.

10.3                       Contact by a Governmental Entity.  If a Party is contacted by a Governmental Entity in connection with this Agreement, it shall, to the extent permitted by the Governmental Entity to do so:

(a)                                 promptly notify the other Party and co-ordinate any interaction with the Governmental Entity; and

(b)                                 keep the other Party informed of all discussions and correspondence with the Governmental Entity, unless it reasonably determines that to do so would either result in a breach of Clause 10.1 (Compliance with Laws) or create a conflict of interest between the Parties.

10.4                       No requirement to breach Applicable Law.  For the avoidance of doubt, neither Party shall be required to perform any obligation under this Agreement or to allow, take or omit to take any action that it reasonably believes would result in the breach of any Applicable Law or the breach of any term of any required regulatory approval.

11.    INTELLECTUAL PROPERTY RIGHTS

11.1                       Licence grant by the Service Provider.  Subject to Clause 7 (Third Party Suppliers) and without prejudice to clause 11.3(b) , the Service Provider hereby grants (and agrees to procure the grant) to the Service Recipient (and any other member of the Service Recipient Group that the Service Recipient directs will receive a Service under Clause 3.1(a)) a non-exclusive, worldwide, non-sublicensable, non-transferable and royalty-free licence under the Intellectual Property Rights owned by or licensed to, the Service Provider Group during the relevant Service Term solely for, and only to the extent necessary for, the receipt of each Service in accordance with this Agreement.

11.2                       Licence grant by the Service Recipient.  The Service Recipient hereby grants (and agrees to procure the grant) to the Service Provider of a non-exclusive, worldwide, sublicensable (solely for the purposes of the Service Provider providing Services to the Service Recipient), non-transferable and royalty-free licence under the Intellectual Property

Rights owned by or licensed to, the Service Recipient Group during the relevant Service Term solely for, and only to the extent necessary for, the provision of each Service in accordance with this Agreement.

11.3                       No transfer of Intellectual Property Rights.

(a)                                 Except as set out in Clauses 11.1 and 11.2, nothing in this Agreement shall operate to transfer, assign or otherwise grant any Party any right or interest in the other Party’s (or its Affiliates’ or licensors’) Intellectual Property Rights (including in any Party’s records maintained in accordance with Clause 9 (Record Keeping)).

(b)                                 The Intellectual Property Rights in any software or other materials (including rights in relevant Third Party Software and Service Provider Proprietary Software) supplied, created or developed by, or on behalf of, the Service Provider Group after the Separation Date are, and shall remain, the exclusive property of the Service Provider or its licensors.  Subject to obtaining any relevant Authorizations and any associated costs having been borne by the Service Recipient, the Service Provider hereby grants (and agrees to procure the grant) to the Service Recipient, a non-exclusive, worldwide, perpetual, sublicensable, transferable and royalty free license under the Intellectual Property Rights in any software or other materials created as a result of providing the Services to Service Recipient (the Service Materials), solely for and only to the extent necessary for, the receipt of each Service in accordance with this Agreement and, if and to the extent specifically provided for in any Integration Plan, the continued use of such Service Materials after the relevant Service Term.

11.4                       Hosted Content. The Service Recipient shall ensure that any data or material which is:

(a)                                 created by the Service Recipient (including any data or material of the Service Provider which is modified by the Service Recipient); and

(b)                                 hosted on the Service Provider’s IT Systems on behalf of the Service Recipient or any other member of its Group,

complies with all Applicable Laws and does not breach any rights of third parties.

12.    SERVICE CHARGES AND PAYMENT

12.1                       Service Charges.

(a)                                 The Service Charges, which shall be based on the cost of providing each Service plus a mark-up of five per cent (5%), shall be set forth in Exhibit 1 (Services and Service Charges) for each Service.  The Service Charges shall reflect a best estimate of costs taking into account historical or actual costs, and shall be payable for each Service for the relevant Service Term.

(b)                                 If any third party costs, expenses, fees or charges associated with the provision of the Services increase or decrease (including increased or decreased charges under a Third Party Supply Contract and all costs, expenses, fees or charges arising from changes in Law or the requirements of any Governmental Entity), the Service Provider may, on prior notice to the Service Recipient, and in accordance with the governance process agreed between the parties, when needed, increase or decrease (as applicable) the Service Charges to reflect that increase or decrease.

(c)                                  On each anniversary of the Commencement Date the Service Charges shall be adjusted for each Service by an amount equal to such Charges multiplied by the percentage increase or decrease of the Consumer Price Index or, if applicable, with the applicable country price index (i.e. high inflation countries) during the previous twelve (12) months.

(d)                                 Any reasonable documented:

(i)            external third party costs or expenses (including any amounts payable as a result of increases in any third party costs, expenses, fees or charges associated with the provision of the Services); and/or

(ii)         internal costs (including any administrative costs),

incurred by the Service Provider or its Affiliates in connection with the provision of any Service on the basis of the respective usage and/or consumption of that Service by, or the respective benefit of that Service for, the Service Recipient (the Expenses) shall, to the extent not already included or accounted for in the Service Charges, including the Expenses set out in Exhibit 1 (Services and Service Charges), be subject to a five per cent (5%) mark-up and be payable by the Service Recipient.  Any amounts paid or payable by any member of the Service Recipient Group under this Clause 12.1(d)  shall be treated, and paid for, as if they were Service Charges.

12.2                       Payments.

(a)                                 At the end of the calendar month that includes the Separation Date, and at the end of each calendar month thereafter, the Service Provider shall invoice the Service Charges in CHF to the Service Recipient for that month.

(b)                                 The Service Provider shall send its invoices to the Service Recipient to the address of the Service Recipient specified in Clause 26 (Notices).

(c)                                  The invoices shall set out the Service Charges and any Costs or Expenses for which the Service Recipient is liable for that month under this Agreement.

(d)                                 The Service Recipient shall pay the full amount invoiced to it by the Service Provider in arrears:

(i)            within sixty (60) days of the date on which the invoice is received; or

(ii)         for Services provided to or by, or invoiced to or by, entities located in the jurisdictions listed in Exhibit 9 (Payment Provisions for Specific Jurisdictions), in accordance with the relevant payment provisions in Exhibit 9 (Payment Provisions for Specific Jurisdictions).

(e)                                  Subject to Clause 12.3 and except as the relevant Service Recipient and Service Provider agree otherwise:

(i)            any payment to be made pursuant to this Agreement by the Service Recipient shall be made in CHF to the relevant Service Provider’s Bank Account; and

(ii)         to the extent required, any conversion of amounts from another currency into CHF shall be calculated in accordance with the Currency Rate Conversion Table.

(f)                                   Payments under this Clause 12.2 shall be in immediately available funds by electronic transfer on or prior to the due date for payment.  Receipt of the amount due shall be an effective discharge of the relevant payment obligation.

(g)                                  If any sum due for payment in accordance with this Agreement is not paid by the due date for payment, the person in default shall pay Default Interest on that sum from but excluding the due date to, and including, the date of actual payment calculated on a daily basis.

(h)                                 If any amount payable under this Agreement is not paid within sixty (60) calendar days from and including the due date for payment, then, without limiting its rights under Clause 18 (Termination), the relevant Service Provider shall have the right to suspend all or part of any Service, including any Service in relation to which there is an outstanding amount that has not been paid by the Service Recipient. The suspending Party shall give at least five (5) Business Days’ notice of its intention to suspend the Services.

(i)                                     If the Service Recipient reasonably and in good faith believes that any invoice or part of an invoice issued by the Service Provider is incorrect, it shall within ten (10) Business Days of receipt of such invoice notify the Service Provider in writing stating the reasons why it believes the invoice to be incorrect.  The Service Recipient’s notice will constitute a Dispute and will be addressed in accordance with Clause 27.1 (Dispute Resolution).  During the existence of any such Dispute:

(i)            the Service Recipient shall pay the disputed invoice in full; and

(ii)         the Service Provider shall continue to provide the Services in accordance with this Agreement.

On settlement of any Dispute under this Clause 12.2(i), the Service Provider shall pay the Service Recipient any amount that was not properly due and owing under the disputed invoice, in accordance with the terms of the settlement.

12.3                       Service Charges payable in respect of Services provided under a Local Services Agreement shall, unless otherwise agreed by the Parties, be invoiced and paid in the currency of the country to which the Local Services Agreement applies.

12.4                       Unless otherwise agreed in this Agreement, all Costs incurred in connection with implementing this Agreement shall be paid by the Party (or its Affiliates) incurring the cost or expense.

12.5                       All income tax costs incurred by a Party with respect to the activities covered by this Agreement shall be paid by the Party (or its Affiliates) incurring the income tax costs.

13.    EMPLOYEE ACCOUNTS

13.1                       For the purposes of this Clause 13 (Employee Accounts):

(a)                                 Employee Accounts means Employee Novartis Accounts (MKK) held by the applicable member of the Novartis Group in favour of Transferred Employees; and

(b)                                 Transferred Employees means members of staff employed by member(s) of the Novartis Group that have been transferred to member(s) of the Alcon Group.

13.2                       If and to the extent applicable, Novartis undertakes that the balance of all Employee Accounts shall be reduced to zero prior to the Commencement Date by transferring any outstanding balance to the accounts of the Transferred Employees with a bank or any other financial institution.

13.3                       Novartis undertakes that the Employee Accounts shall solely be used by the Novartis Group to process payroll services during the relevant Service Term by:

(a)                                 allocating funds received from Alcon to individual Transferred Employees based on the payroll accounting prepared by member(s) of the Novartis Group;

(b)                                 crediting the payment of salary and other payments in connection with the employment relationship between the Transferred Employees and Alcon to the Employee Account of the relevant Transferred Employee; and

(c)                                  as soon as practicable thereafter, transferring the balance of the Employee Accounts to the account of each relevant Transferred Employee with a third party bank or financial institution.

13.4                       Novartis undertakes that it and its Affiliates shall not offer any services in connection with the Employee Accounts and that, at any other time, the balance of the Employee Accounts shall be nil. Novartis undertakes that the Employee Accounts shall not bear interest at any time.

13.5                       Novartis undertakes to close all Employee Accounts upon the expiration of the relevant Service Term.

13.6                       In  respect  of  each  affiliate  of Alcon which  employs  Transferred  Employees following the Commencement Date (each being a Relevant Purchaser Affiliate), the Relevant Purchaser Affiliate and Novartis shall be jointly and severally liable for any outstanding balance of the Employee Accounts owed to the Transferred Employees employed by the Relevant Purchaser Affiliate for the duration of the relevant Service Term, and each of the Parties undertakes that each of their respective Affiliates shall assume such joint and several liability as contemplated by this Clause 13.6.

14.    TAX

14.1                       No Withholding

(a)                                 All sums payable under this Agreement shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever, save only as may be required by Applicable Law.

(b)                                 If any deductions or withholdings are required by Applicable Law in respect of any payment payable from or on behalf of the recipient of the supply (the Service Recipient) to the Service Provider under this Agreement in connection with the payment of Service Charges:

(i)            the Service Recipient shall not be obliged to pay any additional amount as a result of that deduction or withholding;

(ii)         the Service Provider shall:

(A)                               deduct from the Service Charges received by the Service Provider the relevant deduction or withholding required by Applicable Law,

(B)                               pay that sum to the relevant tax authority; and

(C)                               within sixty (60) days of the date on which payment to the relevant tax authority was made shall provide the Service Recipient of written evidence of such payment.

(c)                                  The Parties shall cooperate reasonably and in good faith, and shall take all steps reasonably required and lawfully available to them:

(i)            to avoid any deductions or withholdings in respect of any payment payable from or on behalf of the Service Recipient;

(ii)         to obtain appropriate relief for, or reduction of, any deductions or withholdings in respect of any payment payable from or on behalf of the Service Recipient,

and each Party shall take all reasonable steps in connection with the above, including through submitting or providing relevant certificates, forms or other information.

14.2                       Gross Up.

(a)                                 Where any payment is made under this Agreement pursuant to an indemnity, compensation or reimbursement provision, and that sum is subject to a charge to taxation in the hands of the recipient (or would be in the absence of any tax reliefs), then the sum payable shall be increased to such sum as will ensure that:

(i)            after payment of such taxation (including any taxation which would have been charged in the absence of any tax reliefs); and

(ii)         after giving credit for any tax relief available to the recipient in respect of the matter giving rise to the payment,

(iii)      the recipient shall be left with a sum equal to the sum that it would have received in the absence of such a charge to taxation, provided that if either Party shall have:

(A)                               assigned or novated or declared a trust in respect of the benefit in whole or in part of this Agreement; or

(B)                               changed its tax residence or the permanent establishment to which the rights under this Agreement are allocated,

then the liability of the other Party under this Clause 14.2 (Gross Up) shall be limited to that (if any) which it would have been had no such assignment, novation, declaration of trust or change taken place.

(b)                                 This Clause 14.2 (Gross Up) shall not apply to the extent that the amount of the indemnity, compensation or reimbursement payment has already been increased to take account of the taxation that will (or would) be charged on receipt.

14.3                       VAT.

(a)                                 All amounts payable under or provided for in this Agreement shall be exclusive of any amount in respect of VAT.  If VAT is chargeable on any supply under this Agreement, then the Recipient shall pay an amount equal to VAT on that supply, provided it has first received a valid VAT invoice for the supply.

(b)                                 Adjustments to any amounts payable pursuant to this Agreement shall also be calculated on a VAT-exclusive basis, and the person paying the adjustment shall pay any corresponding amount due in respect of VAT on paying the adjustment or, if later, promptly following receipt of a credit or debit note, as the case may be, in a form that is valid for VAT purposes.

(c)                                  So far as permitted by Applicable Law, each Party shall promptly provide valid VAT invoices or credit or debit notes which are consistent with Applicable Law, addressed to the entity, entities or branches of entities requested by the Recipient.

15.    WARRANTY AS TO CAPACITY

Each Party has obtained all corporate authorisations and (other than to the extent any such consent, license or authorisation constitutes a Global Condition (as defined in the Separation Agreement)) all other governmental, statutory, regulatory or other consents, licences or authorisations required to empower it to enter into and perform its obligations under this Agreement where failure to obtain them would adversely affect to a material extent such Party’s ability to enter into or perform its obligations under this Agreement.

16.    LIABILITY

16.1        Service Provider Liability. Subject to Clause 16.3 (Exclusions) to Clause 16.9 (Liability) (inclusive), the Service Provider shall, with effect from the Commencement Date and to the fullest extent permitted by Applicable Law be liable, on a standard contractual basis, for:

(a)                                 any breach of the Service Provider’s (or its Affiliates’) obligations under this Agreement; or

(b)                                 the Service Provider’s or its Affiliates’ gross negligence or wilful misconduct.

16.2        Service Recipient Liability.  Subject to Clause 16.3 (Exclusions) to Clause 16.9 (Liability) (inclusive), the Service Recipient shall, with effect from the Commencement Date and to the fullest extent permitted by Applicable Law, be liable, on a standard contractual basis, for:

(a)                                 any breach of the Service Recipient’s (or its Affiliates’) obligations under this Agreement; or

(b)                                 the Service Recipient’s or its Affiliates’ gross negligence or wilful misconduct.

16.3        Exclusions. Notwithstanding any other provision of this Agreement, neither Party shall be liable for:

(a)                                 to the maximum extent permitted by Applicable Law, any Costs arising in relation to:

(i)            the provision of Network-to-Network Connection;

(ii)         the Mobile Device Synchronisation;

(iii)      wiping and tattoo removal of IT Assets; and/or

(iv)     functionality of IT Assets,

including in respect of: (A) any loss or corruption; (B) any Security Incident; (C) any poor end-user experience issues;

(b)                                 any punitive, incidental, special or indirect damages; and/or

(c)                                  any consequential damages or damages for loss of future profits, revenue or income, diminution in value or loss of business reputation or opportunity.

16.4        Liability Caps. Subject to Clauses 16.5 (Unlimited Liability) and 16.6 (Recovery from Third Parties) other than in the case of fraud, breach of confidentiality, gross negligence or wilful misconduct, the total liability of each Party and its Affiliates under or in connection with this Agreement for all claims in each twelve (12) month period commencing on the date of this Agreement, whether in contract, tort or otherwise, shall not exceed one hundred per cent (100%) of the Service Charges associated with the provision of the Services and payable to the Service Provider in that twelve (12) month period.

16.5        Unlimited liability. The limitations in Clause 16.4 (Liability Caps) shall not apply to:

(a)                                 the Service Recipient’s liability to pay the Service Charges under this Agreement; or

(b)                                 any liability that cannot be excluded by Applicable Law.

16.6        Recovery from Third Parties.

(a)                                 The Parties intend that any Liability subject to indemnification or reimbursement pursuant to this Agreement shall be net of:

(i)            Insurance Proceeds that actually reduce the amount of, or are paid to the applicable Indemnitee in respect of, such Liability; and/or

(ii)         Third Party Proceeds.

(b)                                 Accordingly, the amount that either Party (an Indemnifying Party) is required to pay to any Person entitled to indemnification or reimbursement pursuant to this Agreement (an Indemnitee) shall be reduced by any Insurance Proceeds or Third Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee from a Third Party in respect of the related Liability.

(c)                                  If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party in respect of any Liability (an Indemnity Payment) and subsequently receives Insurance Proceeds or Third Party Proceeds in respect of such Liability, then the Indemnitee shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if such Insurance Proceeds or Third Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(d)                                 An insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto by virtue of the indemnification provisions hereof, it being expressly understood and agreed that no insurer or any other Third Party shall be entitled to a “wind-fall” (i.e., a benefit it would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification provisions of this Agreement.

(e)                                  Each Indemnitee shall use Commercially Reasonable Efforts to seek to collect or recover any Insurance Proceeds and any Third Party Proceeds to which such Indemnitee is entitled in connection with any Liability for which such Indemnitee intends to seek indemnification; provided, however, that such Indemnitee’s inability to collect or recover any such Insurance Proceeds or Third Party Proceeds shall not limit the Indemnifying Party’s obligations hereunder.

16.7        Duty to mitigate. Prior to making any claim under Clause 16.1 (Service Provider Liability) or Clause 16.2 (Service Recipient Liability), each Party shall, and shall procure that each relevant member of their respective Groups shall, use Commercially Reasonable Efforts to avoid or mitigate any Liabilities for which such Person intends to seek indemnification.

16.8        No Double Recovery and No Double Counting. A Party shall be entitled to make more than one claim under this Agreement arising out of the same subject matter, fact, event or circumstance but shall not be entitled to recover under this Agreement or any relevant Transaction Document or otherwise more than once in respect of the same Liabilities suffered or amount for which the Party is otherwise entitled to claim (or part of such Liabilities or amount), regardless of whether more than one claim arises in respect of it. No amount (including any relief) (or part of any amount) shall be taken into account, set off or credited more than once under this Agreement or any relevant Transaction Document or otherwise, with the intent that there will be no double counting under this Agreement or any Transaction Document or otherwise.

16.9        Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the affected Party shall have the right to specific performance and injunctive or other similar relief of its rights under this Agreement to prevent breaches of this Agreement and to enforce specific performance of the terms and provisions of this Agreement, in addition to any other remedy to which the affected Party is entitled pursuant to this Agreement.  The other Party shall not oppose the granting of such relief on the basis that money damages are an adequate remedy.  The Parties agree that the remedies under Applicable Law for any breach or threatened breach hereof, including monetary damages, are inadequate compensation for any loss and that any defence in any action for specific performance that a remedy under Applicable Law would be adequate is waived.  Any requirements for the securing or posting of any bond with such remedy are waived.

17.    TERM

17.1        Term.

(a)                                 This Agreement starts on the Commencement Date and, subject to earlier termination in accordance with Clause 18 (Termination) or to any extension under Clause 17.2 (Extensions of Service Terms), shall terminate automatically on the date that the last of the Service Terms ends, as specified in Exhibit 1 (Services and Service Charges). The Service Provider and its Affiliates shall not be obliged to provide any Service to the Service Recipient following expiry or termination.

(b)                                 Each Service shall:

(i)            be provided from the applicable Service Commencement Date; and

(ii)         subject to earlier termination under Clause 18.1 (Termination of a Service) or to any extension under Clause 17.2 (Extensions of Service Terms), terminate automatically at 23.59 GMT on the last day of (i) the relevant Initial Service Term; or (ii) the term of any extension agreed as per Clause 17.2 (Extensions of Service Terms)), as specified in Exhibit 1 (Services and Service Charges).

(c)                                  Termination of a Service shall not relieve the Service Provider from its obligations to provide the remaining Services.

17.2        Extensions of Service Terms.

(a)                                 The Service Recipient shall, at least ninety (90) days (or any longer period specified for that Service in the “Extension notice period (days)” column in Exhibit 1 (Services and Service Charges)) before the expiry of each Service Term, notify the Service Provider to confirm whether: (i) it wishes to extend a Service Term in accordance with Clause 17.2(d) or 17.2(e); or (ii) the Service will expire at the end of the Service Term.

(b)                                 The Service Recipient shall notify the Service Provider in writing in accordance with Clause 17.2(c) if it wishes to extend a Service Term in accordance with Clause 17.2(d) or 17.2(e).

(c)                                  Notwithstanding Clause 17.2(a), any notice to extend a Service in accordance with Clause 17.2(b) shall be provided in writing by the Service Recipient to the Service Provider:

(i)            on at least ninety (90) days’ notice (or any longer period specified for that Service in the “Extension notice period (days)” column in Exhibit 1 (Services and Service Charges)); or

(ii)         in exceptional circumstances, any shorter extension notice period as agreed between the Parties, acting reasonably and taking into account the feasibility of any shorter notice period (a Shorter Extension Notice Period).

(d)                                 Notwithstanding Clause 17.2(e) and subject to Clause 17.2(f), if the Service Recipient provides notice in writing to the Service Provider to extend a Service, the Service Provider shall extend the Initial Service Term for that Service for a first extension period by a duration up to the shorter of (to be rounded to the nearest full calendar month and expiring on the final day of that calendar month):

(i)            the duration of the Initial Service Term; and

(ii)         the first extension period specified by the Service Recipient in the notice.

(e)                                  Notwithstanding Clause 17.2(d), and subject to Clause 17.2(f), if following any extension granted by the Service Recipient in accordance with Clause 17.2(d) and, despite having taken all steps reasonably required to cease reliance on the relevant 17.2(d) Service, the Service Recipient still reasonably and necessarily requires a further extension to the applicable Service Term, the Service Provider may consent (acting reasonably) to a second extension period for a duration to be agreed by the parties in good faith.

(f)                                   The Service Provider shall not be required to extend the Service Term for any Service in the following circumstances:

(i)            the Service Recipient is unable to demonstrate that it has reasonable grounds for making a request to extend the Service Term for that Service, provided that this shall not apply to the first request by the Service Recipient to extend the Service Term for a Service pursuant to clause 17.2(d) but shall apply to any second request to extend the Service Term for a Service pursuant to clause 17.2(e);

(ii)         the aggregate Service Term (as extended under this Clause 17.2 (Extensions of Service Terms)) for that Service exceeds the Maximum Service Term; and/or

(iii)      where the request by the Service Recipient to extend a Service is on a Shorter Extension Notice Period and the Service Provider will incur any documented additional Costs (including one-off or incremental costs, expenses or increases in the underlying Service Charges) as a result of that Shorter Extension Notice Period, unless the Service Recipient bears the additional costs in accordance with Clause 17.3 (Costs of Extensions).

17.3        Costs of Extensions.  Any documented additional Costs (including one-off or incremental costs, expenses or increases in the underlying Service Charges) incurred, paid or payable by the

Service Provider as a result of: (i) an extension under Clause 17.2 (Extensions of Service Terms); and/or (ii) an extension following a Shorter Extension Notice Period, shall be deemed to be Service Charges and the Service Recipient shall pay them, or procure their payment, in accordance with this Agreement.

18.    TERMINATION

18.1        Termination of a Service.

(a)                                 Except as expressly prohibited in Exhibit 1 (Services and Service Charges), or as set out in an Integration Plan, the Service Recipient may notify the Service Provider in writing in accordance with Clause 18.1(b) if it wishes to terminate a Service: (i) in whole; or (ii) in part, subject to the consent of the Service Provider, acting reasonably and, taking into account the feasibility of the termination.

(b)                                 Any notice to terminate a Service in accordance with Clause 18.1(a) shall be provided in writing by the Service Recipient to the Service Provider:

(i)            on the longer of: (A) six (6) months’ notice for IT Services or three (3) months’ notice for all other Services; and (B) the notice period specified for that Service in the “Termination notice period (days)” column in Exhibit 1 (Services and Service Charges); or

(ii)         in exceptional circumstances and subject to Clause 18.1(c), any shorter termination notice period as agreed between the Parties, acting reasonably and taking into account the feasibility of any shorter notice period (a Shorter Termination Notice Period), in each case, provided that the notice period expires on the last day of a calendar month.

(c)                                  Following receipt of the Service Recipient’s notice under Clause 18.1(a), the Service Provider shall provide the Service Recipient with an impact statement which outlines any:

(i)            Related Services that will also terminate on the same date as the relevant Service; and

(ii)         the impact on any other remaining Service as a result of the requested termination.

(d)                                 The Service Recipient shall be entitled to withdraw a requested termination by written notice to the Service Provider for a period of ten (10) Business Days following its receipt of the Service Provider’s impact statement under Clause 18.1(c).  If the Service Recipient does not withdraw the requested termination within this period it shall be deemed to have accepted the termination of any Related Service and any impact on any other remaining Services set out in the Service Provider’s impact statement.

(e)                                  The Service Provider shall not be required to agree to a request by the Service Recipient to terminate a Service (in whole or in part) where the request by the Service Recipient to terminate a Service (in whole or in part) is on a Shorter Termination Notice Period and the Service Provider will incur documented additional Costs (including one-off or incremental costs, expenses or increases in the underlying Service Charges) as a result of that Shorter Termination Notice Period, unless the Service Recipient bears the documented additional costs in accordance with Clause 18.2.

18.2        Costs of termination of a Service. Any reasonable documented additional costs (including one-off or incremental costs, expenses or increases in the underlying Service Charges) incurred, paid or payable by the Service Provider as a result of: (i) the termination in whole or in part of a Service under Clause 18.1(a) or the termination of a Related Service under Clause 18.1(d) (including any Costs in relation to the early termination of Third Party Supply Agreements); and/or (ii) a Shorter Termination Notice Period, shall be deemed to be Service Charges and the Service Recipient shall pay them, or procure their payment, in accordance with this Agreement.

18.3        Service Provider termination.  The Service Provider may terminate:

(a)                                 this Agreement or the relevant Service with immediate effect by giving written notice to the Service Recipient:

(i)            in the event of a breach of Clause 7.5 (Compliance with Authorizations) and, as a result, the relevant Third Party Supplier terminates, or serves notice to terminate, a Third Party Supply Agreement relating to that Service; or

(ii)         the Service Recipient divests the business (or any part of a business) in relation to which the Services are provided; and

(b)                                 this Agreement or the relevant Service if the Service Recipient fails to pay undisputed amounts due under this Agreement within sixty (60) calendar days of the due date for payment of that amount.

18.4        Termination by either Party.  Either Party may terminate this Agreement with immediate effect by giving written notice to the other Party if:

(a)                                 the other Party commits a material breach of any obligation under this Agreement and, in the case of a breach which is capable of remedy, fails to remedy it within thirty (30) days of receipt of written notice from the first Party of such breach and of its intention to exercise its rights under this Clause; or

(b)                                 an Insolvency Event occurs in relation to the other Party.

19.    BRAZIL

19.1        In respect of any Services to be provided to the Brazilian Alcon Business:

(a)                                 the provision of such Services shall commence from the Brazil Delayed Closing Date;

(b)                                 the Service Charges in respect of such Services for the Brazilian Alcon Business shall become payable from the Brazil Delayed Closing Date; and

(c)                                  subject to Clause 19.2, notwithstanding that such Services in Brazil commenced from the Brazil Delayed Closing Date, the Service Term in respect of such Services shall be deemed to run from the Commencement Date and shall be subject to the limitations set out in Clause 17.2.

19.2        If the Brazil Delayed Closing Date takes place after the date which is the final date of the Maximum Service Term, the Parties shall discuss in good faith what Services (if any) the Service Recipient requires in connection with the Brazilian Alcon Business to meet any applicable legal, finance, tax, accounting or operational requirements of the Brazilian Alcon Business and the Service Provider shall provide the relevant Services for a reasonable period to allow the Service Recipient to procure alternative service provision.

20.    CONSEQUENCES OF TERMINATION

20.1        Consequences of termination.  On termination or expiry of a Service or this Agreement, in either case under Clauses 17.1(b) or 18 (Termination):

(a)                                 except as provided in Clauses 17.1(c) and 20.2 (Surviving provisions), and subject to any rights or obligations that have accrued prior to termination, neither Party shall have any further obligation to the other Party in respect of the Service or this Agreement, as appropriate;

(b)                                 any licenses granted under Clause 11 (Intellectual Property Rights) in relation to the Service, or this Agreement, as appropriate, shall terminate with immediate effect, except for any license that: (i) also relates to any remaining Services; or (ii) has been granted on a perpetual basis in relation to any Service Materials in accordance with Clause 11.3(b);

(c)                                  in the event of a termination of a Service or this Agreement (but not on expiry of a Service or this Agreement, in which case the standard payment terms shall apply), each Party shall immediately pay all amounts accrued for the Service Charges and other work performed before termination that have not already been paid;

(d)                                 subject to Clause 17.1(c), either Party shall be entitled immediately to disconnect any communications link by which the Services may be accessed; and

(e)                                  the provisions of Schedule 2 (Employees) shall apply.

20.2        Surviving provisions. The Surviving Provisions shall survive termination of this Agreement or a Service.

21.    DATA PROTECTION

21.1        Data protection interpretation. For the purposes of this Clause 21 (Data Protection), terms and expressions not defined in this Agreement shall have the meaning given in Data Protection Laws.

21.2        Application of Clause 21.3. The provisions of Clause 21.3 (Processing of Personal Data) shall apply only to the extent:

(a)                                 the Service Provider is required to process Personal Data, in respect of which the Service Recipient is the controller, on behalf of the Service Recipient in providing the Services; and

(b)                                 required by Data Protection Laws.

21.3        Processing of Personal Data. Subject to Clause 21.2 (Application of Clause 21.3), the Parties acknowledge that, in respect of all Personal Data processed under this Agreement, the Service Recipient is the controller and the Service Provider is the processor and the Service Provider shall:

(a)                                 process Personal Data only on documented instructions from the Service Recipient, including with regard to transfers of Personal Data outside the European Economic Area, the UK or to an international organisation (unless the Service Provider is otherwise required to process Personal Data by European Union, Member State or UK law to which the Service Provider is subject, in which case the Service Provider shall inform the Service Recipient of that legal requirement unless prohibited by that law on important grounds of public interest);

(b)                                 prior to commencing the processing, inform the Service Recipient if, in the Service Provider’s opinion, any instruction given by the Service Recipient to the Service Provider infringes Data Protection Laws;

(c)                                  ensure that all Service Provider employees and subcontractors authorised to process Personal Data:

(i)            are subject to binding confidentiality obligations in respect of the Personal Data; and

(ii)         only process Personal Data in accordance with the Service Recipient’s instructions (unless otherwise required to do so by European Union, Member State or UK law);

(d)                                 taking into account the Service Provider’s IT Systems’ capabilities, the state of the art, the costs of implementation and the nature, scope, context and purposes of processing as well as the potential risk to data subjects in light of the nature of the Personal Data, implement appropriate technical and organisational measures to ensure a level of security appropriate to the risk, including to the extent appropriate:

(i)            the pseudonymisation and encryption of Personal Data;

(ii)         the ability to ensure the ongoing confidentiality, integrity, availability and resilience of processing systems and services;

(iii)      the ability to restore the availability and access to Personal Data in a timely manner in the event of a physical or technical incident; and

(iv)     a process for regularly testing, assessing and evaluating the effectiveness of technical and organisational measures for ensuring the security of the processing;

(e)                                  only engage another processor either:

(i)            as permitted under Clause 27.2 (Assignment and Subcontracting); or

(ii)         with the Service Recipient’s prior specific written authorisation and the Service Recipient hereby acknowledges and authorises the engagement of any processor involved in the provision of services to the Service Recipient (or a member of the

Service Recipient Group) prior to the Commencement Date to the extent that those services are substantially equivalent to the Services,

and in each case by entering into a legally binding written agreement that places the same data protection obligations as those set out in this Clause 21.3 (Processing of Personal Data) on the processor, provided that if the processor fails to fulfil its data protection obligations the Service Provider shall remain fully liable to the Service Recipient for the performance of the processor’s obligations; and

(f)                                   in each case at the Service Recipient’s reasonable request and at the Service Recipient’s Cost:

(i)            taking into account the nature of the processing, adopt appropriate technical and organisational measures to assist the Service Recipient to respond to requests from data subjects for access to or rectification, erasure or portability of Personal Data, or for restriction of processing or objections to processing of, their Personal Data, in each case under Data Protection Laws;

(ii)         assist the Service Recipient in ensuring compliance with the Service Recipient’s security, data breach notification, privacy impact assessment and supervisory authority consultation obligations under Data Protection Laws, taking into account the nature of processing and information available to the Service Provider;

(iii)      delete or return all Personal Data and existing copies to the Service Recipient at the end of the provision of the Services (unless European Union, Member State or UK law requires the Service Provider to retain the Personal Data), provided that, if the Service Recipient fails to provide instructions at the end of the provision of the Services, the Service Provider shall delete the relevant data upon expiry of the statutory retention period or periods under Data Protection Laws; and

(iv)     make available to the Service Recipient all information necessary, and allow for and contribute to audits and inspections conducted by the Service Recipient or its mandated auditor, to the extent required to enable the Service Recipient to demonstrate its compliance with its obligations imposed by Data Protection Laws under this Agreement.

21.4        Notifications and Registrations.  The Service Recipient shall ensure that it has secured all consents, registrations, notices and notifications in place, or implemented other measures required by Applicable Law, as may be required to enable lawful transfer of the Personal Data to the Service Provider for the duration and purposes of this Agreement.

21.5        If under Clause 21.3 (Processing of Personal Data) the Service Recipient requires the Service Provider to provide any assistance to the Service Recipient, implement any policies or operational changes or otherwise take any action that is not consistent with the standards of Service set out at Clause 3.2 (Standard of Service) or the data protection policies and practices of the Service Provider, or which otherwise results in the Service Provider incurring any Costs as a result of taking any action which the Service Provider, in the absence of this Agreement, is not itself required to incur or take under Applicable Laws, the Service Recipient shall reimburse the Service Provider for any incremental Costs incurred by the Service Provider to comply with the relevant obligations under Clause 21.3 (Processing of Personal Data).

21.6        The Parties acknowledge that the provision set out in Exhibit 6 (Data Processing)shall apply to the Parties’ data processing activities under this Agreement.

21.7        Compliance with Data Protection Laws.  Notwithstanding Clause 3.2(c), each Party shall, and shall procure that other members of its Group will, comply with all Applicable Laws in relation to the transfer, receipt, retention and use of any Personal Data provided by the other Party under this Agreement, and in particular with all Data Protection Laws.

22.    CHANGE MANAGEMENT

22.1        Change Management.  Where either Party wishes to make any:

(a)                                 change or addition to the scope of, and the timescale for, the Integration Plans and/or any Integration Project;

(b)                                 change to a Service or the Service Charges;

(c)                                  subject to Clause 3.4 (In-Flight Projects), any change in the costs to be paid by the other Party for an In-Flight Project as compared to the budgeted costs for that In-Flight Project set out in Exhibit 5 (In-Flight Projects);

(d)                                 provision or receipt of a BAU Service or cost allocation for a BAU Service pursuant to Clause 3.5(b);

(e)                                  in the case of the Service Recipient, request for any Additional Assistance pursuant to Clause 2.3 (Additional Assistance);

(f)                                   request for an Omitted Service;

(g)                                  change to correct a material error in the scope, content or description of the Services or Service Charges pursuant to Clause 3.6 (Material Errors);

(h)                                 early termination of, or extension to, any Service; or

(i)                                     change to an Integration Plan or an Integration Project,

(each, a Change), that Change must be submitted in accordance with the procedure set out in Exhibit 4 (Change Management). Unless specified otherwise in this Agreement, any other amendment to, or variation of, this Agreement must be made in accordance with Clause 27.7 (Variations).

22.2        Changes to locations, premises or Service Provider.  The Service Provider shall be entitled to change the location or premises from which any of its Services are provided, or the entity providing those Services, and this shall not be considered a Change for the purposes of this Agreement provided that such change does not have a negative impact on: (a) regulatory (e.g. GxP) compliance; or (b) the Standard Service Level.

22.3        One-off costs. Any one-off costs arising as a result of agreed Changes shall be borne by the requesting party. Any Change to the applicable service charges for the changed Service shall take effect from the month following the implementation of that Change.

23.    CONFIDENTIALITY

23.1        Confidentiality Obligation. Each of the Parties shall, and shall procure that each member of their respective Groups shall, hold, and cause its Representatives to hold, in strict confidence and not release or disclose, with at least the same degree of care that each Party applies to its own confidential and proprietary Information pursuant to policies in effect immediately prior to the Separation (but no less than a reasonable degree of care), all Information concerning the Alcon Business (in respect of the obligations of the members of the Novartis Group) or the Novartis Business (in respect of the obligations of the members of the Alcon Group) that is either in its possession (including Information in its possession prior to the Separation), accessible under this Agreement or furnished by the other Group or its respective Representatives at any time pursuant to this Agreement (including under an eQuality Agreement), or the Separation Agreement or any other Ancillary Agreement, and shall not use any such Information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such Information is:

(a)                                 in the public domain through no fault of any member of the Novartis Group or the Alcon Group, as applicable, or any of its respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives,

(b)                                 lawfully acquired from other sources by any member of the Novartis Group or the Alcon Group, as applicable, or any of their respective Representatives, which sources are not themselves bound by a confidentiality obligation to the knowledge of Novartis or Alcon, as applicable;

(c)                                  independently generated without reference to any proprietary or confidential Information of the Novartis Group or the Alcon Group, as applicable, or

(d)                                 required to be disclosed by Applicable Law; provided, however, that the Person required to disclose such Information shall give the applicable Person prompt, and to the extent reasonably practicable, prior notice of such disclosure and an opportunity to contest such disclosure and shall use Commercially Reasonable Efforts to cooperate, at the expense of the requesting Person, in seeking any reasonable protective arrangements requested by such Person.

23.2        Exceptions to Confidentiality Obligation. Notwithstanding the foregoing, each Party (and the members of their respective Group) may release or disclose, or permit to be released or disclosed, any Information concerning the Alcon Business (in respect of the obligations of the members of the Novartis Group) or the Novartis Business (in respect of the obligations of the members of the Alcon Group):

(a)                                 to their respective Representatives who need to know such Information (who shall be advised of the obligations hereunder with respect to such Information); and

(b)                                 to any nationally recognised statistical rating organisation as it reasonably deems necessary, solely for the purpose of obtaining a rating of securities or other debt instruments upon normal terms and conditions; provided, however, that the Party whose Information is being disclosed or released to such rating organisation is promptly notified thereof.

24.    FORCE MAJEURE

24.1                       No liability.  A Party shall not be under any liability whatsoever to the other Party for any failure or delay in the performance of any of its obligations under this Agreement where that failure or delay results from a Force Majeure.

24.2                       Notice of a Force Majeure.  If a Party learns of the occurrence of a Force Majeure that gives rise to a failure or delay in the performance of its obligations under this Agreement, it shall promptly notify the other Party, and the Parties shall promptly initiate good faith negotiations in order to mutually agree upon a solution, including agreeing which Party shall be responsible for approaching any third party providers to obtain replacement services for any affected Services.

24.3                       Mitigation. The affected Party shall, and shall procure that its Affiliates shall:

(a)                                 use reasonable efforts to remove the Force Majeure as soon as, and to the extent, reasonably and practically possible; and

(b)                                 use reasonable efforts to resume its performance of any affected obligations in accordance with this Agreement as soon as reasonably practicable after the cessation of the Force Majeure to minimize any delay.

24.4                       Replacement services.  If the effect of a Force Majeure on the performance of a Service cannot be resolved by the affected Service Provider or its Affiliates within a time period appropriate to the urgency of the situation, then the Service Recipient may, after consultation with the Separation Office, obtain replacement services from a third party provider.

24.5                       Effect of Force Majeure.  During the period of Force Majeure:

(a)                                 no Service Charges or associated Taxes shall be incurred in relation to any Services that are suspended or delayed as a result of the Force Majeure; and

(b)                                 the Service Provider’s Group shall treat Service Recipients the same as any other internal or external service recipient of the affected Services, if any.

24.6                       Right to terminate.  If any event of Force Majeure prevents performance by a Party for more than ninety (90) days, then the other Party shall be entitled to terminate this Agreement or the relevant Service by giving ninety (90) days’ written notice to the non-performing Party.

25.            LOCAL SERVICE AGREEMENTS

25.1                       Requirement for local services agreements. Where:

(a)                                 local services agreements are required to be entered into by Applicable Laws to give effect to this Agreement; or

(b)                                 the Parties agree, acting reasonably and taking into account either Party’s tax, accounting and corporate governance requirements, to enter into a local services agreement, each Party shall procure that a local entity of that Party shall enter into an agreement substantially in the form set out in Exhibit 8 (Template Local Services Agreement) (each, a Local Services Agreement).

25.2                       Terms and conditions of local services agreements. The terms and conditions of:

(a)                                 this Agreement; and

(b)                                 the relevant Local Services Agreement,

shall govern the provision or receipt of the relevant Services by the relevant local entities. In respect of Clause 16 (Liability), references to a Party’s Group or a member of a Party’s Group shall be read as references to the relevant local entity of that Party, and references to Service Charges shall be read as references to the charges payable under the relevant Local Services Agreement.

25.3                       To the extent that any Service Charges have been paid in accordance with the provisions of a Local Services Agreement and this Agreement to a local entity in respect of Services provided under a Local Services Agreement, those amounts shall not also be payable under this Agreement.

25.4                       Notwithstanding any Local Services Agreements that may be entered into, each Party shall remain responsible for ensuring (and shall procure) that the performance and receipt of the Services are in accordance with the terms of this Agreement and the relevant Local Services Agreement, including by ensuring that each Party’s relevant local entity complies with the terms of this Agreement and the relevant Local Services Agreement.

25.5                       Each Party shall ensure, and shall procure that the relevant members of that Party’s Group ensure, that neither it nor any other member of its Group shall:

(a)                                 agree to any modifications to the application of this Agreement to the Local Services Agreement or the form of the template agreement set out in Exhibit 8 (Template Local Services Agreement) unless such modifications are strictly necessary to comply with the legal and regulatory requirements of the relevant jurisdiction; or

(b)                                 enter into a Local Services Agreement (or a change to a Local Services Agreement) with any member of the other Party’s Group without first providing a copy of the proposed Local Services Agreement (or the proposed change to a Local Services Agreement) to the other Party at least twenty (20) Business Days before such Local Services Agreement (or change to a Local Services Agreement) is proposed to be signed.

25.6                       Each Party shall ensure that any local entity that is party to a Local Services Agreement:

(a)                                 does not bring any claims or actions arising under or in connection with this Agreement or the relevant Local Services Agreement against any member of the other Party’s Group without that Party’s consent; and

(b)                                 refers each Dispute and any other issue arising in relation to this Agreement or the relevant Local Services Agreement to the other Party for resolution in accordance with Clause 27.1 (Dispute Resolution).

25.7                       Each Party shall indemnify and hold harmless the other Party and the other members of the other Party’s Group (the indemnified party) against any losses of whatever nature incurred by the indemnified party arising out of or in connection with any claims or actions brought by Alcon or any other member of the Alcon Group which are not brought in accordance with this Clause 25 (Local Service Agreements).

25.8                       Subject to Applicable Law, where any provision of any Local Services Agreement conflicts with any provision of this Agreement (including to the extent this Agreement applies to the Local Services Agreement), the provisions of this Agreement shall prevail.

25.9                       Any notices served under a Local Services Agreement shall also be served to the Parties to this Agreement in accordance with Clause 26 (Notices).

26.            NOTICES

26.1                        Form of Notice.  Any notice to be given in connection with this Agreement shall be in writing in English and signed by or on behalf of the Party giving it (in the case of notice by e-mail, a notice signed electronically or a scanned copy of a signed original notice shall suffice).  It shall be delivered by hand, registered post, e-mail or courier using an internationally recognised courier company. Any notice to Novartis shall be deemed notice to all members of Novartis Group, and any notice to Alcon shall be deemed notice to all members of Alcon Group.

26.2                        Effectiveness of Notice.  A notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, if delivered by hand, registered post or courier, or at the time of transmission if delivered by e-mail (subject to confirmation or evidence of receipt). Where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

26.3                        Notice Details.  The addresses and e-mail addresses of the Parties for the purpose of Clause 26.1 (Form of Notice) are:

Novartis and each member of the Novartis Group	For the attention of: Head Legal M&A (Novartis International AG) Novartis AG Lichtstrasse 35,

4056 Basel, Switzerland jonathan.emery@novartis.com

Alcon and each member of the Alcon Group	For the attention of: General Counsel Alcon Inc Rue Louis-d’Affry 6, 1701 Fribourg, Switzerland royce.bedward@alcon.com

26.4                        Change of Notice Details. Each Party shall notify the other in writing of a change to its details in Clause 26.3 (Notice Details) from time to time.

27.            MISCELLANEOUS PROVISIONS

27.1                       Dispute Resolution. Any dispute in relation to any aspect of, or failure to agree any matter arising in relation to, this Agreement or any document agreed or contemplated as being agreed pursuant to this Agreement shall be resolved in accordance with the escalation procedure (including as to timings) set out in Exhibit 11 (Governance) and the Jedi TSA Governance Model.  In the event the Parties fail to resolve the dispute in accordance with that escalation procedure (in each case, a Dispute), the Dispute shall be resolved in accordance with clause 41 (Dispute Resolution) of the Separation Agreement.

27.2                       Assignment and Subcontracting.

(a)                                 Subject to Clause 27.2(c), the Service Provider may:

(i)            assign all or any part of its rights under this Agreement to:

(A)                               an Affiliate of the Service Provider, provided that before the assignee subsequently ceases to be a member of the Service Provider Group, the Service Provider shall ensure that it shall re-assign that benefit to the Service Provider or to another continuing member of the Service Provider Group; or

(B)                               any third party purchaser of the whole or a substantial part of the Service Provider’s business; and

(ii)         delegate or sub-contract any of its obligations hereunder without the prior written consent of the Service Recipient.

(b)                                 Subject to Clause 27.2(c), the Service Recipient may assign all or any part of its rights under this Agreement to an Affiliate of the Service Recipient, provided that before the assignee subsequently ceases to be a member of the Service Recipient Group, the Service Recipient shall ensure that it shall re-assign that benefit to the Service Recipient or to another continuing member of the Service Recipient Group.

(c)                                  Neither Party may assign or otherwise transfer, including as a result of a business divestment, its right to access the other Party’s IT System without that other Party’s written consent.

(d)                                 If a Party assigns, delegates, subcontracts or otherwise transfers this Agreement or any obligations hereunder (including to any Third Party Supplier) in accordance with this Clause 27.2 (Assignment and Subcontracting):

(i)            the liability of the other Party under this Agreement shall not be greater than it would have been in the absence of the relevant assignment, delegation, subcontracting or transfer;

(ii)         any delegation or subcontracting of the performance of any obligations shall not relieve that Party from the liability for performance of that obligation, such that the Party delegating or subcontracting its obligations shall remain responsible for breaches of and compliance with this Agreement by the delegee or subcontractor; and

(iii)      that Party shall ensure that any delegee and subcontractors comply with confidentiality undertakings at least as protective of the other Party’s confidential Information as those set out in Clause 23 (Confidentiality).

27.3                       Further Assurances.

(a)                                 Subject to the express limitations in this Agreement, each of the Parties shall, at such Person’s sole expense, perform (or procure the performance of) all further acts and things and execute and deliver (or procure the execution and delivery of) such further documents, as may be required by Applicable Law or as may be necessary or reasonably required to implement and give effect to this Agreement.

(b)                                 Each of Novartis and Alcon shall procure that each member of the Novartis Group and Alcon Group, respectively, complies with all obligations under this Agreement which are expressed to apply to any such member.

27.4                       Announcements.  The provisions of clause 29 (Announcements) of the Separation Agreement shall apply mutatis mutandis to this Agreement.

27.5                       Waivers, Rights and Remedies.  Except as expressly provided in this Agreement, no failure or delay by any Party in exercising any right or remedy relating to this Agreement or any of the Transaction Documents shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time.  No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

27.6                        Counterparts.  This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment shall be an effective mode of delivery.

27.7                        Variations.  Unless specified otherwise in this Agreement, no amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed by or on behalf of all of the Parties to it.

27.8                        Invalidity.  Each of the provisions of this Agreement and the other Transaction Documents is severable.  If any such provision is held to be or becomes invalid or unenforceable in any respect under the law of any jurisdiction, it shall have no effect in that respect and the parties shall use Commercially Reasonable Efforts to replace it in that respect with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

27.9                        No Third Party Enforcement Rights.  A Person who is not a Party to this Agreement shall have no right under any statutory provision to enforce any of its terms.

27.10                Whole Agreement.

(a)                                 This Agreement and the other Transaction Documents together set out the whole agreement between the Parties in respect of the subject matter of this Agreement and supersedes any previous draft, agreement, arrangement or understanding, whether in writing or not, relating to its subject matter. It is agreed that:

(i)            no Party has relied on or shall have any claim or remedy arising under or in connection with any statement, representation, warranty or undertaking made by or on behalf of the other Party (or any of its Representatives) in relation to the subject matter of this Agreement that is not expressly set out in this Agreement and the other Transaction Documents;

(ii)         any terms or conditions implied by Applicable Law in any jurisdiction in relation to the subject matter of this Agreement are excluded to the fullest extent permitted by Applicable Law or, if incapable of exclusion, any rights or remedies in relation to them are irrevocably waived;

(iii)      the only right or remedy of a Party in relation to any provision of this Agreement shall be for breach of this Agreement; and

(iv)     except for any liability in respect of a breach of this Agreement, neither Party (nor any of its Representatives) shall owe any duty of care or have any liability in tort or otherwise to the other Party (or its respective Representatives in relation to the subject matter of this Agreement.

(b)                                 Nothing in this Clause 27.10 (Whole Agreement) shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

(c)                                  Each Party agrees to the terms of this Clause 27.10 (Whole Agreement) on its own behalf and as agent for each of its Representatives.

28.            GOVERNING LAW

28.1                        Governing Law. This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, the substantive laws of Switzerland (excluding its rules on conflict of laws and excluding the UN Convention on Contracts for the International Sale of Goods).

Signature Page Follows

SIGNATURES

This Agreement is signed by duly authorised representatives of the Parties:

NOVARTIS AG

/s/ Christian Diehl		/s/ Michael Stewart

Name:	Christian Diehl	Name:	Michael Stewart

Title:	As Attorney	Title:	As Attorney

ALCON INC.

/s/ David Murray		/s/ John Reding

Name:	David Murray	Name:	John Reding

Title:	Authorized Signatory	Title:	Attorney in Fact

SCHEDULE 1

DEFINITIONS AND INTERPRETATION

1.             Definitions. In this Agreement, the following words and expressions shall have the following meanings:

Additional Assistance has the meaning given in Clause 2.3 (Additional Assistance);

Affiliates has the meaning given in the Separation Agreement;

Agreement means this transitional services agreement;

Alcon Asset Transferors has the meaning given in the Separation Agreement;

Alcon Business has the meaning given in the Separation Agreement;

Alcon Group has the meaning given in the Separation Agreement;

Alcon Services means the Services to be provided to Novartis or any other member of the Novartis Group by Alcon or any other member of the Alcon Group, as identified with “rTSA” in the “TSA / rTSA” column in Exhibit 1 (Services and Service Charges);

Ancillary Agreements has the meaning given in the Separation Agreement;

Applicable Law has the meaning given in the Separation Agreement;

Authorizations has the meaning given in Clause 7.1(b);

Authorization Expenses has the meaning given in Clause 7.1(c);

BAU Services has the meaning given in Clause 3.5(a) (BAU Services);

Books and Records has the meaning given in the Separation Agreement;

Brazil Delayed Closing Date has the meaning given in schedule 7 (Brazil) to the Separation Agreement;

Brazilian Alcon Business has the meaning given in schedule 7 (Brazil) to the Separation Agreement;

Business Day means a day, other than a Saturday or Sunday or public holiday in Switzerland or the United States, on which banks are open in Basel, Fribourg, Geneva, Zurich and New York City for general commercial business;

Change has the meaning given in Clause 22.1;

Change Representative has the meaning given in Exhibit 4 (Change Management);

Change Request has the meaning given in Exhibit 4 (Change Management);

Commencement Date means the date of this Agreement;

Commercially Reasonable Efforts has the meaning given in the Separation Agreement;

Consumer Price Index means, for each country in which the Services are provided and received, the percentage increase or decrease over the last 12 months as referenced in the consumer price index published by the OECD for that country, provided that if the OECD does not report a consumer price index for the relevant country for the relevant period, the percentage increase or decrease will be the consumer price index (or equivalent) published by the central bank for the relevant country over the last 12 months, and where the relevant central bank does not publish such index, the source of the relevant index shall be as mutually agreed by the Parties;

Costs means losses, damages, costs (including reasonable legal costs on an indemnity basis) and expenses (including Tax), in each case of any nature whatsoever;

Cost Saving has the meaning given in Clause 3.2(b)(iii)(B) (Standard of Service);

Currency Rates Conversion Table means the exchange rates set out in 1 (Currency Rates Conversion Table);

Data Protection Laws means all laws, rules, regulations, and orders of any jurisdiction or subdivision thereof relating to the privacy, security, confidentiality and/or integrity of Personal Data that are applicable to the operations, services or products of the Service Provider and the Service Recipient, including but not limited to the US Health Insurance Portability and Accountability Act of 1996 (“HIPAA Privacy Rule”) set forth at 45 CFR 164.508(b), the applicable law indicated within the Agreement to which this exhibit is attached, and/or the General Data Protection Regulation;

Default Interest means: (a) for invoices in US Dollars, the prime lending rate as published in The Wall Street Journal minus two per cent (2%); and (b) for invoices in any other currency, the applicable local country one (1) month interest rate plus one per cent (1%);

Dispute has the meaning given in Clause 27.1;

eQuality Agreement has the meaning given in Clause 4.3;

Excluded Service means:

(a)                                any service or business process that is identified as an ‘Excluded Service’ in Exhibit 1 (Services and Service Charges);

(b)                                any service, service element or asset relating to a service transferred to the Service Recipient pursuant to Project Moonstone; and

(c)                                 any service or business process that will be provided under the Separation Agreement or any other Transaction Document;

Force Majeure means, any cause or circumstance preventing, hindering or delaying either Party performing all or part of its obligations under this Agreement which arises from or is attributable to acts, events, omissions or accidents beyond the reasonable control of the Party so prevented, including any of the following:

(a)                                war, threat of or preparation for war, armed conflict;

(b)                                terrorist attack, civil war, civil commotion or riots;

(c)                                 epidemic or pandemic;

(d)                                any law or governmental order, rule, regulation or direction, or any action taken by a Governmental Entity, including but not limited to imposing an embargo, export or import restriction, quota or other restriction or prohibition, in each case, of general application or generally affecting the industries in which the Parties participate;

(e)                                 any flood, earthquake, hurricane or other natural disaster, weather-related conditions, explosions or fires; or

(f)                                  to the extent beyond the reasonable control of the relevant Party (or, as applicable, the Permitted Subcontractor), any labour dispute, including strikes, industrial action or lockouts.

For the purposes of this definition of Force Majeure, neither increasing costs (unless in excess of market norms due to acts, events, omissions or accidents beyond the reasonable control of the Party affected) nor a lack of funds will be interpreted as putting the event beyond the reasonable control of the Party affected;

General Data Protection Regulation means:

(a)                                Regulation 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC; and

(b)                                laws implementing Regulation 2016/679 or any successor laws arising out of the withdrawal of a member state from the European Union;

GFC has the meaning given in Exhibit 11 (Governance);

Global Function Lead has the meaning given Clause 1.2(a) (Governance Roles);

Governmental Entity has the meaning given in the Separation Agreement;

Group means the Service Provider Group or the Service Recipient Group, as applicable;

GxP means any Good Practice guidelines and wherein the “x” shall stand for any specific practice descriptor.  GxP, by way of example but not in limitation of the foregoing, includes Good Manufacturing Practice, Good Clinical Practice, and Good Laboratory Practice;

Identified Stranded Costs has the meaning given in Clause 2.7(b) (Stranded Costs);

Indemnifying Party has the meaning given in Clause 16.6(b);

Indemnitee has the meaning given in Clause 16.6(b);

Information has the meaning given in the Separation Agreement;

In-Flight Projects means any and all activities, processes, projects and measures that:

(a)                                are specified in Exhibit 5 (In-Flight Projects);

(b)                                will impact the Services and/or the Standard Service Levels; and

(c)                                 are either being implemented, or are planned for implementation, as at the Commencement Date;

Initial Service Term means, for each Service, the initial period specified for the provision of that Service in the “Duration (months)” column in Exhibit 1 (Services and Service Charges);

Insolvency Event in relation to a Party, means any of the following:

(a)                                it is unable or admits inability to pay its debts as they fall due; suspends or threatens to suspend making payments on any of its debts; or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness;

(b)                                the value of its assets is less than its liabilities (taking into account contingent and prospective liabilities);

(c)                                 a moratorium is declared in respect of any of its indebtedness (if a moratorium occurs, the ending of the moratorium will not remedy any Insolvency Event caused by that moratorium);

(d)                                any corporate action, legal proceedings or other procedure or step is taken (whether by a Party, its directors or a Third Party) in relation to:

(i)                          the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration (whether out of court or otherwise) or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise);

(ii)                        a composition, compromise, assignment or arrangement with any creditor;

(iii)                     the appointment of a liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer in respect of the Party or any of its assets (in each case whether out of court or otherwise);

(iv)                    enforcement of any security over any assets of Novartis or Alcon (as applicable), including a creditor attaching or taking possession of, or distress, execution, sequestration or other process being levied or enforced upon or sued against all or any part of the assets of the relevant party;

(v)                       a meeting of the Party, its directors or its members being convened for the purpose of considering any resolution for, or to petition for, or to apply for or to file documents with a court for its winding-up, administration (whether out of court or otherwise) or dissolution, or any such resolution is passed;

(vi)                    any person presenting a petition, application or motion for the winding-up, administration (whether out of court or otherwise) or dissolution of the Party; or

(vii)                 the directors or other officers of the Party requesting the appointment of or giving notice of their intention to appoint or take any step with a view to appointing a liquidator, receiver, administrator, administrative receiver, compulsory manager, trustee in bankruptcy or other similar officer in respect of the Party (in each case whether out of court or otherwise),

(but paragraph (d) shall not apply to a solvent liquidation of the company or any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within fourteen (14) days of its presentation); or

(e)                                 there occurs in relation to the Party or any of its assets in any country or territory in which it is incorporated or carries on business or to the jurisdiction of whose courts it or any of its assets are subject any event which corresponds in that country or territory with any of those mentioned in (a) to (d);

Insurance Proceeds has the meaning given in the Separation Agreement;

Integration has the meaning given in Clause 2.2(a) (Integration Plans);

Integration Costs has the meaning given in Clause 2.6(a) (Integration Costs);

Integration Plans has the meaning given in Clause 2.2(a) (Integration Plans);

Integration Project Delay has the meaning given in Clause 2.6(c);

Integration Projects means the projects that are identified and agreed in the Integration Plans and any projects that are agreed to be undertaken in accordance with Clause 22 (Change Management);

Intellectual Property Rights has the meaning given in the Separation Agreement;

IT Environment has the meaning given in clause 2.2(b)(i);

IT Service means any Service identified as “IT” in the “Function” column in Exhibit 1 (Services and Service Charges);

IT Systems means information and communications technologies, including systems, applications, data centers, networks, interfaces and any other system interface or infrastructure, whether owned or licensed in by a third party;

Jedi TSA Governance Model has the meaning given in Exhibit 11 (Governance);

Liability or Liabilities has the meaning given in the Separation Agreement;

Local Separation Agreement has the meaning given in the Separation Agreement;

Local Services Agreement has the meaning given in Clause 25.1 (Requirement for local services agreements);

Managed Mobile Devices has the meaning given in Clause 4.2(a);

Maximum Service Term means a period of twenty-four (24) months immediately following the Commencement Date;

Mobile Device Systems has the meaning given in Clause 4.2(a);

Mobile Device Synchronization has the meaning given in Clause 4.2(b) (Managed mobile devices);

Network-to-Network Connection has the meaning given in Clause 2.2(b) (Access);

Novartis Business has the meaning given in the Separation Agreement;

Novartis Group has the meaning given in the Separation Agreement;

Novartis Services means the Services to be provided to Alcon or any other member of the Alcon Group by Novartis or any other member of the Novartis Group, as identified with “TSA” in the “TSA / rTSA” column in  Exhibit 1 (Services and Service Charges);

Omitted Services has the meaning given in Clause 3.3(a) (Omitted Services);

Person means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organisation, Governmental Entity or other entity;

Personal Data means any information that relates to an identified or identifiable person including without limitation electronic data and paper based files that is Processed directly or indirectly, by the Service Provider or the Service Provider’s subcontractors on behalf of and as instructed by the Service Recipient.  This may include: name or initials, home or other physical address, cell/mobile or telephone number; photograph and/or any data or information subject to Data Protection Laws. Personal Data includes Special/Sensitive Personal Data as defined below;

Project Moonstone means the internal restructuring project codenamed Project Moonstone, under which certain business services provided by the ‘Novartis Business Services’ business function to the Alcon Group are transferred from the Novartis Group to the Alcon Group;

Recipient has the meaning given in Clause 14.1(b);

Related Services means those other Services on which the provision of a Service is dependent, as specified in Exhibit 1 (Services and Service Charges);

Representatives has the meaning given in the Separation Agreement;

Security Incident has the meaning given in Clause 4.1(b) (Access);

Separation has the meaning given in the Separation Agreement;

Separation Date has the meaning given in the Separation Agreement;

Separation Office has the meaning given in Exhibit 11 (Governance);

Service means any business process (other than any Excluded Service) listed in Exhibit 1 (Services and Service Charges) that is selected by the Service Recipient to be provided, or procured, by the Service Provider on a transitional basis (including Alcon Services and Novartis Services as applicable and as the case may be);

Service Charges means the charges payable for the Services, as specified in Exhibit 1 (Services and Service Charges);

Service Commencement Date means, for each of the Alcon Services or the Novartis Services, the later of: (a) the Commencement Date; and (b) in the case of the Brazilian Alcon Business, the Brazil Delayed Closing Date;

Service Materials has the meaning given in Clause 11.3(b);

Service Provider means:

(a)                                in the case of Novartis Services, Novartis and all other members of the Novartis Group who are engaged in the provision of the Novartis Services or the performance of the Service Provider’s obligations under this Agreement; and

(b)                                in the case of Alcon Services, Alcon and all other members of the Alcon Group who are engaged in the provision of the Alcon Services or the performance of the Service Provider’s obligations under this Agreement;

Service Provider’s Bank Account means the Service Provider’s bank account as notified to the relevant Service Recipient in writing from time to time;

Service Provider Group means:

(a)                                in the case of Novartis Services, Novartis and/or all other members of the Novartis Group; and

(b)                                in the case of Alcon Services, Alcon and/or all other members of the Alcon Group;

Service Provider Proprietary Software means software owned by a member of the Service Provider Group and used in the provision of the Services;

Service Recipient means:

(a)                                in the case of Alcon Services, Novartis and all other members of the of the Novartis Group who receive Alcon Services or other rights granted to the Service Recipient under this Agreement; and

(b)                                in the case of Novartis Services, Alcon and all other members of the of the Alcon Group who receive Novartis Services or other rights granted to the Service Recipient under this Agreement;

Service Recipient Group means:

(a)                                in the case of Alcon Services, the Service Recipient and all other member of the Novartis Group;

(b)                                in the case of Novartis Services, the Service Recipient and all other member of the Alcon Group;

Service Term means, for each Service:

(a)                                the Initial Service Term for that Service; and

(b)                                any extension(s) in accordance with Clause 17.2 (Extensions of Service Terms),

in each case, provided that the aggregate period does not exceed the Maximum Service Term;

Shorter Extension Notice Period has the meaning given in Clause 17.2(c)(ii);

Shorter Termination Notice Period has the meaning given in Clause 18.1(b)(ii);

Special/Sensitive Personal Data means: (a) an individual’s physical, physiological or mental characteristics, economic status, racial or ethnic origin, political, ideological, religious opinions or philosophical beliefs, trade union membership, health or medical information including information related to payment for health services, sex life or sexual preference, genetic material or information, human biological samples or cells, unique biometric data, personality profiles; or (b) an individual’s name or initials in combination with the individual’s: (i) Social Security number; (ii) alien registration number; (iii) driver’s license number; (iv) passport number, visa number or other government identifier; (v) credit card, debit card, or other financial account numbers, with or without any associated code or password that would permit access to such account; or (vi) mother’s maiden name. For the avoidance of doubt, Special/Sensitive Personal Data is a subset of Personal Data;

Standard Service Level means the average standard of service and performance (including as to volume, quality and content and excluding any KPIs, additional service levels or other measures in respect to any of the Services) to which service(s) equivalent to the relevant Service were provided by the Service Provider to the Service Recipient during:

(a)                                to the extent a Service has been affected by an internal restructuring project (including under Project Moonstone) intended to separate the Alcon Group and the Novartis Group within the twelve (12) months immediately before the Commencement Date, the period from the completion of that restructuring project to the Commencement Date; and

(b)                                otherwise, the twelve (12) months immediately before the Commencement Date;

Stranded Costs has the meaning given in Clause 2.7(a) (Stranded Costs);

Surviving Provisions means Clause 2.4 (Integration liability), Clause 4.4 (Interaction between this Agreement and eQuality Agreements), Clause 5.2, Clause 5.4, Clause 6.2 (Failure to perform a dependency), 6.3 (Transferring Assets), Clause 6.5 (Reliance on data and information), Clause 7.6 (Indemnity for non-compliance), Clause 11.3 (No transfer of Intellectual Property Rights), Clause 14 (Tax), Clause 16 (Liability), Clause 20 (Consequences of Termination), Clause 21 (Data Protection), Clause 23 (Confidentiality), Clause 24.1 (No Liability), Clause 25 (Local Service Agreements), Clause 26 (Notices), Clause 27 (Miscellaneous Provisions), Clause 28 (Governing Law), Schedule 1 (Definitions and Interpretation) and Schedule 2 (Employees);

Tax has the meaning given in the Tax Matters Agreement;

Tax Authority has the meaning given in the Tax Matters Agreement;

Tax Matters Agreement means the tax matters agreement dated on or around the date of this Agreement and entered into between Novartis and Alcon;

Third Party means any Person other than a member of the Alcon Group or the Novartis Group;

Third Party Proceeds has the meaning given in the Separation Agreement;

Third Party Software means software owned by a Third Party that is licensed to a member of the Service Provider Group that are used by the Service Provider Group in the provision of the Services;

Third Party Supplier means a Third Party that supplies goods or services under a Third Party Supply Agreement;

Third Party Supply Agreements means the agreements entered into by members of the Service Provider Group under which Third Parties provide goods and services to the Service Provider Group that are used by the Service Provider Group in the provision of the Services;

Transaction Document has the meaning given in the Separation Agreement;

VAT means, within the European Union, such tax, duty, assessment or similar charges as may be levied in accordance with (but subject to derogations from) Council Directive 2006/112/EC, and outside the European Union, any tax, duty, assessment or similar charges levied by reference to added value, turnover or sales, in each case including all interest, penalties and additions imposed thereon by any Tax Authority; and

Working Hours means 9.00am to 5.00pm in the relevant location on a Business Day.

2.                                      Interpretation. In this Agreement, unless the context otherwise requires:

(a)                                 headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(b)                                 references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(c)                                  references to Swiss francs or CHF are references to the lawful currency of Switzerland at the date of this Agreement;

(d)                                 references to US Dollars or $ are references to the lawful currency from time to time of the United States of America; and

(e)                                  any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

3.                                      Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described in (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the liability of Novartis or Alcon (or any Person on whose behalf it is acting as agent pursuant to this Agreement) under this Agreement.

4.                                      Schedules and Exhibits. The Schedules and Exhibits comprise schedules and exhibits to this Agreement and form part of this Agreement.

5.                                      Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule 1 (Definitions and Interpretation) and the definitions set out in any Clause or any Schedule or Exhibit, then, for the purposes of construing such Clause, Schedule or Exhibit, the definitions set out in such Clause, Schedule or Exhibit (as applicable) shall prevail.

SCHEDULE 2

EMPLOYEES

1.              The Parties do not intend that any employee of any member of the Service Provider (the Transferor) should transfer to the Service Recipient or any of its Affiliates or successors (in each case, the Transferee) by operation of Applicable Law in connection with the provision of the Services (or any of them) or the termination of such provision. If the contract of employment of any such person is found or alleged to have effect at any time as if originally made with a Transferee by virtue of his or her providing or ceasing to provide any Services (such person being a Wrong Pocket Employee), the Transferor agrees that:

(a)              in consultation with the relevant Transferee, the Transferor may (or it may procure that any of its Affiliates may) within ten (10) Business Days of being so requested by the relevant Transferee (as long as the request is made no later than four (4) weeks after the relevant Transferee becomes aware of the actual or alleged transfer of the Wrong Pocket Employee and, in any event, no later than three (3) months after the expiry or termination of this Agreement), make to that person an offer in writing to employ him or her under a new contract of employment subject to, and to take effect upon, the termination referred to in paragraph 2 of this Schedule 2 below; and

(b)              the offer to be made will be on the same terms and conditions (including as to period of continuous employment) as were provided to that Wrong Pocket Employee immediately prior to his or her actual or alleged transfer.

2.              After the expiry of the ten (10) Business Days referred to in paragraph 1(a) of this Schedule 2, and provided that the relevant Transferee takes such steps as are legally possible to terminate the employment of the person concerned as soon as reasonably practicable after becoming aware of the finding or allegation referred to in paragraph 1 of this Schedule 2 (either by giving notice or transferring the Wrong Pocket Employee by agreement to be concluded between the relevant Transferee, the person concerned and the relevant Affiliate of the Transferor), the Transferor shall be responsible for and shall indemnify and keep indemnified the relevant Transferee (for itself and as trustee for any of its Affiliates and/or successors) against all Losses from time to time made, suffered or incurred by the relevant Transferee as a result of:

(a)              the actual or alleged transfer of employment of such Wrong Pocket Employee to the relevant Transferee and (regardless of whether there has been such a transfer) any employment liabilities relating to such person;

(b)              employing such Wrong Pocket Employee until the effective date of termination of such person’s employment (being the date by which the Relevant Transferee can reasonably be expected to have achieved such termination in accordance with the terms of the contract of employment and Applicable Law but subject to a maximum period of six (6) months, unless prevented by the terms of the contract of employment or Applicable Law); and

(c)               the termination of employment of such Wrong Pocket Employee.

3.              The Parties agree to co-operate in good faith to minimise the Losses which are subject to the indemnity referred to in paragraph 2 of this Schedule 2.